TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS SECOND QUARTER 2024 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, August 8, 2024 - IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today reported its financial and operating results for the second quarter ended June 30, 2024.

"We are very proud of our achievements during the first half of the year at IAMGOLD," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "Essakane and Westwood teams have continued to deliver strong operational results, which has positioned the company to beat our production and cost guidance targets set at the beginning of the year. These achievements have been made while delivering our commitment to health and safety, and I want to commend the Essakane team, which recently surpassed a record health and safety milestone of 5 million hours worked without a recordable safety incident."

"At Côté Gold, last week we announced the mine had reached commercial production, a significant achievement only four months after pouring our initial gold bar on March 31 of this year. We are very impressed with the progress to date and are very positive on what the milestones achieved so far mean for the future of the project. Early in the second quarter, our focus was on stress testing the capability of the plant to handle near nameplate throughput rates. The primary components of the plant responded well, proving the installed capacity of the major equipment and processing circuits to handle design rates. The operating teams have made significant strides over the last six weeks on increasing the availability of the plant, with a full production at nameplate of 36,000 tonnes milled achieved on August 1st. During the ramp up exercise, the company has identified key improvements and optimizations needed in the crushing and screening circuits of the dry side, which will be implemented in September in support of the goal of reaching the 90% throughput rate exiting this year."

"The financial position of the company continues to improve, with over $915 million in total liquidity and increased production guidance this year in a strong gold price environment. With commercial production at Côté behind us and our financing completed in May, IAMGOLD is well funded to buy back the 10% interest in the mine in November - in order to increase our ownership to 70% of what we believe to be among the top gold mines in Canada."

HIGHLIGHTS:

Operating and Financial

• Attributable gold production was 166,000 ounces in the second quarter and 317,000 ounces year-to-date ("YTD"), driven by strong performance at Essakane and Westwood, as well as the first quarter of production at Côté Gold.

• Côté Gold reached commercial production on August 2, 2024. During the month of July, the operation processed over 620,000 tonnes and on August 1, 2024, the plant achieved a record daily high throughput rate of 36,000 tonnes per day. The project continues to be well positioned to achieve the goal of 90% throughput by the end of the year.

• Production guidance at Essakane and Westwood has been increased to 495,000 to 540,000 ounces, up from the previous guidance range of 430,000 to 490,000 ounces.

• Côté Gold production this year is expected to be on the lower end of the guidance range of 130,000 to 175,000 ounces on a 60.3% basis (220,000 to 290,000 ounces at 100%) as improvements to mill availability are made during the ramp-up of operations.

• The cash cost1 guidance range, excluding Côté Gold, is revised downwards from $1,280 to $1,400 per ounce sold to $1,175 to $1,275 per ounce sold and all-in-sustaining-cost1 ("AISC") guidance range is also revised downwards from $1,780 to $1,940 per ounce sold to $1,700 to $1,825 per ounce sold.

• For Côté Gold, the company continues to expect that as Côté exits the year at 90% throughput, cash costs at that time will be in the range of approximately $700 to $800 per ounce sold and AISC of $1,100 to $1,200 per ounce.

• Revenues were $385.3 million from sales of 167,000 ounces at an average realized gold price1 of $2,294 per ounce and $724.2 million YTD from sales of 330,000 ounces at an average realized gold price of $2,187 per ounce.

• Essakane and Westwood cost of sales per ounce sold was $1,099 ($1,077 YTD), cash cost1 per ounce sold was $1,094 ($1,073 YTD) and AISC per ounce sold was $1,617 ($1,553 YTD).

• Côté Gold cost of sales and cash cost1 per ounce sold, net of capitalized operating costs, was $839 and $836 per ounce sold, respectively.

• Net earnings and adjusted net earnings per share attributable to equity holders1 of $0.16 and $0.16 for the second quarter, respectively; YTD net earnings and adjusted net earnings per share attributable to equity holders1 of $0.27 and $0.27, respectively.

• Net cash from operating activities was $160.1 million for the second quarter and $237.2 million YTD. Net cash from operating activities, before movements in working capital and non-current ore stockpiles1, was $169.2 million for the second quarter and $312.0 million YTD.

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")1 was $189.9 million during the second quarter ($344.0 million YTD) and adjusted EBITDA1 was $191.1 million during the second quarter ($343.6 million YTD).

• Mine-site free cash flow1, excluding Côté Gold, was $140.0 million for the second quarter and $186.2 million YTD.

• The Company has available liquidity1 of $915.7 million, mainly comprised of cash and cash equivalents of $511.4 million and the available balance of the secured revolving credit facility ("Credit Facility") of $403.3 million as at June 30, 2024.

• In health and safety, for the quarter ended June 30, 2024, the Company reported a TRIFR (total recordable injuries frequency rate) of 0.60, an improved trend since last year.

Corporate

• On May 24, 2024, the Company announced the closing of a "bought deal" equity financing of 72.0 million common shares of the Company at a price of $4.17 per common share for aggregate gross proceeds of approximately $300.2 million ($287.5 million net of fees and transaction costs). The Company intends to use the proceeds towards the repurchase of the 9.7% interest from Sumitomo on November 30, 2024, which was transferred to Sumitomo in 2023 as part of the Joint Venture Funding and Amending Agreement. IAMGOLD's ownership interest in the Côté Gold Mine following the repurchase would then return to 70%. See "Côté Gold".

• On April 4, 2024, the Company announced that it entered into a gold prepayment arrangement and a partial amendment to one of its existing gold prepayment arrangements. The net result of these arrangements was the effective transition of the cash impact of the current gold delivery obligations out of the second quarter of 2024 into the same period in the following year, thereby increasing cashflow in the second quarter 2024 by approximately $74.1 million. See "Liquidity and Capital Resources".

• On July 9, 2024, the Company finalized an insurance claim of $27.3 million relating to the property and business interruption loss arising from the October 30, 2020, seismic event in the Westwood mine. The proceeds are expected to be received in the third quarter of 2024.

Page | 2 of 45

QUARTERLY REVIEW

For more details and the Company's overall outlook for 2024, see "Outlook", and for individual mine performance, see "Quarterly Updates". The following table summarizes certain operating and financial results for the three months ended June 30, 2024 (Q2 2024) June 30, 2023 (Q2 2023) and the six months ended June 30 (or YTD) 2024 and 2023 and certain measures of the Company's financial ("discontinued operations") position as at December 31, 2023, and June 30, 2023. Financial results of Rosebel include the one-month period ended January 31, 2023, prior to the closing of the sale to Zijin.

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Key Operating Statistics ($ millions from continuing operations)
Gold production - attributable (000s oz)
- Essakane	111	88	229	180
- Westwood	35	19	67	40
Subtotal	146	107	296	220
- Côté Gold (60.3%)	20	-	21	-
Total gold production - attributable (000s oz)	166	107	317	220
Gold sales - attributable (000s oz)
- Essakane	107	93	224	181
- Westwood	35	18	68	39
Subtotal	142	111	292	220
- Côté Gold (60.3%)	14	-	14	-
Total gold sales - attributable (000s oz)	156	111	306	220
Cost of sales[1] ($/oz sold) - attributable
- Essakane	$1,084	$1,274	$1,042	$1,171
- Westwood	1,142	1,909	1,191	1,773
Subtotal	$1,099	$1,376	$1,077	$1,277
- Côté Gold	839	-	839	-
Total cost of sales[1] ($/oz sold) - attributable	$1,076	$1,376	$1,066	$1,277
Cash costs[2] ($/oz sold) - attributable
- Essakane	$1,081	$1,273	$1,040	$1,122
- Westwood	1,131	1,896	1,182	1,761
Subtotal	$1,094	$1,372	$1,073	$1,234
- Côté Gold	836	-	836	-
Total cash costs[2] ($/oz sold) - attributable	$1,071	$1,372	$1,062	$1,234
AISC[2] ($/oz sold) - attributable
- Essakane	$1,481	$1,587	$1,393	$1,377
- Westwood	1,663	2,903	1,747	2,689
Subtotal	$1,617	$1,912	$1,553	$1,719
- Côté Gold
Total AISC[2] ($/oz sold) - attributable	$1,617	$1,912	$1,553	$1,719
Average realized gold price[2,3]($/oz)	$2,294	$1,973	$2,187	$1,933
Key Operating Statistics ($ millions from Rosebel discontinued operation)
Gold production - attributable (000s oz)	-	-	-	25
Gold sales - attributable (000s oz)	-	-	-	24
Cost of sales[1] ($/oz sold) - attributable	$-	$-	$-	$949
Cash costs[2] ($/oz sold) - attributable	$-	$-	$-	$949
AISC[2] ($/oz sold) - attributable	$-	$-	$-	$1,358

1. Throughout this MD&A, cost of sales, excluding depreciation, is disclosed in the segment note in the consolidated interim financial statements.

2. Refer to the "Non-GAAP Financial Measures" disclosure at the end of this MD&A for a description and calculation of these measures.

3. The average realized gold price in the second quarter 2024 excluding the impact of the 2022 Prepay Arrangement (as defined below) was $2,360 per ounce and $2,227 per ounce YTD 2024.

Page | 3 of 45

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Financial Results ($ millions from continuing operations)
Revenues	$385.3	$238.8	$724.2	$465.0
Gross profit	$150.7	$26.6	$256.4	$69.7
EBITDA[1]	$189.9	$166.2	$344.0	$249.0
- Continuing operations	$189.9	$166.2	$344.0	$234.6
- Discontinued operations	$-	$-	$-	$14.4
Adjusted EBITDA[1]	$191.1	$63.8	$343.6	$170.6
- Continuing operations	$191.1	$63.8	$343.6	$147.2
- Discontinued operations	$-	$-	$-	$23.4
Net earnings (loss) attributable to equity holders	$84.5	$92.6	$139.3	$104.5
- Continuing operations	$84.5	$92.6	$139.3	$98.9
- Discontinued operations	$-	$-	$-	$5.6
Adjusted net earnings (loss) attributable to equity holders[1]	$84.8	$(3.3)	$137.8	$36.6
- Continuing operations	$84.8	$(3.3)	$137.8	$22.0
- Discontinued operations	$-	$-	$-	$14.6
Net earnings (loss) per share attributable to equity holders - continuing operations	$0.16	$0.19	$0.27	$0.21
Adjusted net earnings (loss) per share attributable to equity holders[1] - continuing operations	$0.16	$(0.01)	$0.27	$0.05
Net cash from operating activities before changes in working capital[1] - continuing operations	$169.2	$21.8	$312.0	$77.5
Net cash from operating activities	$160.1	$23.2	$237.2	$52.0
- Continuing operations	$160.1	$23.2	$237.2	$36.6
- Discontinued operations	$-	$-	$-	$15.4
Mine-site free cash flow[1]	$140.0	$14.6	$186.2	$23.2
- Continuing operations	$140.0	$14.6	$186.2	$17.3
- Discontinued operations	$-	$-	$-	$5.9
Capital expenditures[1,2] - sustaining	$57.4	$46.3	$112.5	$81.3
Capital expenditures[1,2] - expansion	$62.3	$149.6	$177.5	$286.7
	June 30	December 31	June 30	December 31
	2024	2023	2024	2023
Financial Position ($ millions)
Cash and cash equivalents	$511.4	$367.1	$511.4	$367.1
Long-term debt	$814.8	$830.8	$814.8	$830.8
Net cash (debt)[1]	$(495.1)	$(649.5)	$(495.1)	$(649.5)
Available Credit Facility	$403.3	$387.0	$403.3	$387.0

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

2. Sustaining and expansion capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets, and excludes right-of-use assets and working capital impacts.

Page | 4 of 45

OUTLOOK

Production

	YTD 2024	Updated Full Year Guidance 2024	Previous Full Year Guidance 2024
Essakane (000s oz)	229	380 - 410	330 - 370
Westwood (000s oz)	67	115 - 130	100 - 120
Total attributable production (000s oz)	296	495 - 540	430 - 490
Côté Gold, 60.3% (000s oz)	21	130 - 175	130 - 175

Essakane & Westwood

Production guidance at Essakane and Westwood has been increased to 495,000 to 540,000 ounces, up from the previous guidance range of 430,000 to 490,000 ounces

Essakane's attributable production guidance was increased to 380,000 to 410,000 ounces, up from 330,000 to 370,000 ounces previously, due to the positive grade reconciliation and stable operations year to date.

Westwood guidance was increased to 115,000 to 130,000 ounces, up from 100,000 to 120,000 ounces, due to higher production from the underground mine.

Côté Gold

Production guidance at Côté Gold on a 100% basis is expected to be on the lower end of the guidance of 220,000 to 290,000 ounces (130,000 to 175,000 ounces on a 60.3% basis for IAMGOLD - see "Côté Gold" below), as improvements to mill availability are made during the ramp-up of operations. This estimate assumes that operations will continue to ramp-up and exit the year at a throughput rate of approximately 90% of the 36,000 tonnes per day nameplate production rate.

Costs

	YTD 2024	Updated Full Year Guidance 2024[1]	Previous Full Year Guidance 2024[2]
Essakane (000s oz)
Cash costs ($/oz sold)	$1,040	$1,175 - $1,275	$1,300 - $1,400
AISC ($/oz sold)	$1,393	$1,575 - $1,675	$1,675 - $1,800
Westwood (000s oz)
Cash costs ($/oz sold)	$1,182	$1,200 - $1,300	$1,250 - $1,375
AISC ($/oz sold)	$1,747	$1,775 - $1,900	$1,800 - $2,000
Essakane + Westwood
Cost of sales[3] ($/oz sold)	$1,077	$1,175 - $1,275	$1,280 - $1,400
Cash costs[3,4] ($/oz sold)	$1,073	$1,175 - $1,275	$1,280 - $1,400
AISC[3,4] ($/oz sold)	$1,553	$1,700 - $1,825	$1,780 - $1,940
Côté Gold	Refer to Côté Gold section below

1. The updated full year guidance is based on the following 2024 full year assumptions, before the impact of hedging: average realized gold price of $2,233 per ounce, USDCAD exchange rate of 1.36, EURUSD exchange rate of 1.08 and average crude oil price of $82 per barrel.

2. The previous full year guidance is based on the following 2024 full year assumptions, before the impact of hedging: average realized gold price of $1,900 per ounce, USDCAD exchange rate of 1.32, EURUSD exchange rate of 1.10 and average crude oil price of $83 per barrel.

3. Consists of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.

4. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

The 2024 cost guidance for Essakane and Westwood combined is now expected to be in the range of $1,175 to $1,275 for cash costs per ounce sold and $1,700 to $1,825 for AISC per ounce sold, compared to the previous guidance estimates of cash cost per ounce sold of $1,280 and $1,400 and AISC per ounce sold of $1,780 and $1,940.

Page | 5 of 45

While inflationary pressures are easing, pricing for certain consumables, including cyanide and grinding media remains in line with the levels experienced in 2023.

Essakane

Cost guidance for Essakane has been revised downwards and is expected to be in a range of $1,175 to $1,275 for cash cost per ounce sold and $1,575 to $1,675 for AISC per ounce sold, compared to the previous guidance estimates for cash cost of $1,300 to $1,400 per ounce sold and AISC of $1,675 to $1,800 per ounce sold. Operating costs are expected to remain in line with prior guidance and levels experienced in recent quarters and capital is expected to increase, resulting in unit costs decreasing as a result of the anticipated production increasing more than the costs.

Westwood

Cost guidance for Westwood has been revised downwards, in line with the increase in production guidance, and is expected to be in the range of $1,200 to $1,300 for cash cost per ounce sold and $1,775 to $1,900 for AISC per ounce sold, compared to the previous guidance estimates for cash cost per ounce sold of $1,250 to $1,375 per ounce sold and AISC of $1,800 to $2,000 per ounce sold.

Côté Gold

During the ramp-up period and prior to achieving near nameplate production rates, operating and capitalized waste stripping unit costs are expected to be higher than the expected life of mine average as outlined in the existing 43-101 technical report (dated August 12, 2022) as fixed costs are absorbed by lower volumes, increases in certain cost inputs from the impact of inflation since completion of the technical report, and higher royalty costs due to higher gold prices. As Côté Gold achieves 90% throughput, which is expected by the end of the year, the Company estimates cash costs at that time to be in the range of approximately $700 to $800 per ounce sold and AISC of $1,100 to $1,200 per ounce.

Capital Expenditures

Essakane and Westwood

	YTD 2024[1]			Updated Full Year Guidance 2024[2]			Previous Full Year Guidance 2024
($ millions)	Sustaining[3]	Expansion	Total	Sustaining[3]	Expansion	Total	Sustaining[3]	Expansion	Total
Essakane (±5%)	$76.1	$2.1	$78.2	$170	$5	$175	$150	$5	$155
Westwood (±5%)	35.8	0.1	35.9	70	-	70	65	-	65
	$111.9	$2.2	$114.1	$240	$5	$245	215	5	220
Corporate	0.6	-	0.6	-	-	-	-	-	-
Total[4]	$112.5	$2.2	$114.7	$240	$5	$245	$215	$5	$220

1. 100% basis, unless otherwise stated.

2. Capital expenditures guidance (±5%) at Essakane and Westwood.

3. Sustaining capital includes capitalized stripping of (i) $27.6 million for Essakane and $1.8 million for Westwood in the second quarter 2024, (ii) $53.3 million for Essakane and $4.1 million for Westwood YTD 2024, and (iii) $115 million for Essakane and $7 million for Westwood for the revised full year guidance. See "Outlook" sections below.

4. Includes $3 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

Sustaining capital expenditures¹ estimates for Essakane and Westwood this year have been revised upwards to approximately $240 million (± 5%), up from $215 million (± 5%) previously, due to an increase in the strip ratio resulting in more mining costs being included in capitalized waste and the replacement of certain equipment to improve efficiency and maintenance costs at Essakane, and the early commencement of mill integrity projects at Westwood originally scheduled for 2025.

Page | 6 of 45

Côté Gold (100%)

($ millions)	Q2 2024[1]	YTD 2024[1]	Updated Full Year Guidance 2024[2]	Previous Full Year Guidance 2024[2]
Project expenditures[4] to first gold	$-	$151.7	$152	$152
Project expenditures[4] post first gold	30.7	30.7	67	67
Subtotal Project expenditures[4]	30.7	182.4	219	219
Capitalized waste stripping	20.9	29.0	60	50
Capitalized operating pre-production costs	24.5	51.5	60	40
Capital expenditures related to operations[3]	16.5	26.0	115	145
Total	$92.6	$288.9	$454	$454

1. 100% basis, unless otherwise stated.

2. Capital expenditures guidance (±5%).

3. Guidance reduced as a result of leasing of equipment.

4. Project expenditures is a non-GAAP financial measure and is inclusive of supplies inventories purchased during the project phase. See "Non-GAAP Financial Measures".

Côté Gold's capital expenditures related to operations in 2024 are expected to be higher than the life-of-mine average as the mine progresses the completion of the construction of the full tailings dam footprint to support the life of mine. The classification of capital expenditures as either sustaining or expansion during 2024 will be dependent on the timing of achieving commercial production and the nature of the expenditure.

Exploration Outlook

Exploration expenditures for 2024 are expected to be approximately $20 million, including $5 million on the Gosselin resource delineation drilling program, as well as other near-mine and greenfield programs.

	YTD 2024			Full Year Guidance 2024[1]
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$0.1	$8.7	$8.8	$-	$15	$15
Exploration projects - brownfield	2.6	1.5	4.1	3	2	5
	$2.7	$10.2	$12.9	$3	$17	$20

1. The full year guidance does not include expenditures for the Bambouk Assets sales currently held for sale. See "Bambouk Assets, West Africa" for additional details.

Income Taxes Paid and Depreciation Outlook

The Company has revised the cash taxes guidance range upwards to $50 to $60 million from the initial guidance range of $45 to $55 million. The upward revision reflects the impact of higher revenues from increased gold prices and the withholding taxes related to increased intercompany dividends. Cash tax payments do not occur evenly by quarter, as amounts paid in a quarter can include payments of the final balance of the prior year taxes and payments of instalments for the current year, both required to be made at times as prescribed by different countries. The income taxes paid guidance reflects continuing operations and does not include cash tax obligations arising as part of the Bambouk sales process. See "Bambouk Assets" for additional details.

Depreciation expense for 2024 is expected to be in the range of $255 to $265 million revised downwards from initial expectations of $270 to $285 million due to the expected timing of commercial production at the Côté mine.

($ millions)	YTD 2024	Updated Full Year Guidance 2024	Previous Full Year Guidance 2024
Depreciation expense	$116.1	$255 - $265	$270 - $285
Income taxes paid	$35.4	$50 - $60	$45 - $55

Page | 7 of 45

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to:

• Maintaining its culture of accountable mining through high standards of ESG practices; and

• The vision of Zero Harm®, in key aspects of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees, contractors and consultants first.

The Company reports annually on its ESG performance highlighting progress and achievements across a range of material topics and indicators and draws upon various ESG frameworks and standards and internationally recognized methodologies such as the Global Reporting Initiative ("GRI") and Sustainability Accounting Standards Board ("SASB") to guide its Sustainability Report. On May 15, 2024, the Company released its 17th annual Sustainability Report, outlining the Company's 2023 sustainability performance.

Health and Safety

Health and safety is core to the Company's pursuit of its Zero Harm® vision. Through various prevention programs, the Company continually promotes a wellness program and a safe work environment at its sites. The TRIFR (total recordable injuries frequency rate) was 0.60 as at June 30, 2024 (compared to 0.54 as at June 30, 2023), tracking below the Company's annual target of 0.66. In June, Essakane surpassed a record health and safety achievement of 5 million hours worked without any recordable safety incidents.

In the second quarter 2024, the Company began the development of a Critical Risks Program that focuses on the industry's most critical risks and controls. The Company drafted Critical Risks Protocols and continues to engage with its workforce to seek feedback on the Protocols.

Essakane maintained its ISO 45001 certification after an external audit. At Côté Gold and Westwood, the sites conducted incident cause analysis method ("ICAM") trainings for supervisors.

Environmental

In 2024, the key environmental focus areas for the Company are on water and biodiversity. The Company has begun the development of a water stewardship framework that takes a catchment-based planning approach, to enhance its management capacities in this area and allow the Company to evaluate its impacts and contributions to regional watersheds. In the second quarter of 2024, the Company commenced the development of a standalone Water Management Standard and began detailed site-by-site assessments against the standard. In 2024, the Company will also expand on the initial biodiversity assessment performed in 2022 to develop a more comprehensive roadmap to support its goal of achieving net positive biodiversity and evaluate the appropriateness of the Company reporting against the Taskforce on Nature-related Financial Disclosures. In the second quarter of 2024, the Company continued to conduct biodiversity assessments at its active sites to understand its dependencies and impacts on nature.

At Essakane, the Falagountou's Closure Plan was filed at the end of March 2024. Essakane's Closure Plan that was submitted in 2019 is currently being updated and the target timeline for the submission is at the end of 2024. Essakane conducted an external audit of its environmental management system and maintained its ISO 14001 certification.

At Westwood, the 2021 Closure Plan was approved by the Quebec Ministry of Natural Resources and Forestry ("MRNF"). The Doyon Closure Plan is still under review by the Ministry. Westwood commenced hydroseeding to prevent soil erosion in targeted areas which align with closure activities at the Fayolle satellite pit. Westwood continues to pilot water recycling projects to reduce water withdrawal from the Bousquet River.

Côté Gold continued the implementation of biodiversity monitoring programs, including the deployment of bird and bat monitors and to monitor the progress of the reclamation. Côté Gold also completed the installation of a walleye spawning habitat as part of its offsetting plan for the Fisheries Act Authorization and completed corresponding monitoring surveys. Côté Gold's application to the Low Carbon Economy Challenge Fund, which proposed to convert select diesel-driven equipment to electric options, is proceeding to the next phase of evaluation. On June 26, 2024, Mattagami First Nation and Flying Post First Nation led a water ceremony at Côté Gold to commemorate the creation of the Oshki Lake which was developed during project construction to offset the loss of Côté Lake.

Page | 8 of 45

As of June 30, 2024, there were zero environmental significant incidents.

Social Performance

The Company reviewed its approach to community investment and is planning to develop a new Community Investment Strategy. The sites continue to engage with their communities of interest and support community investment initiatives. At Essakane, key engagements and activities included discussions on economic, social, security, and resettlement topics, engagements with stakeholders as part of the Essakane Closure Plan and monitoring of artisanal miners. The Company continues to address legacy issues from the original Relocation Action Plan ("RAP 1") with the rebuilding of select houses. The Company is expected to complete all rebuilding efforts associated with RAP 1 within a three-year time period.

At Côté Gold, a ribbon cutting event was held on May 22, 2024, to celebrate the official inauguration of the mine with various stakeholders and Indigenous community partners in attendance. The team also attended the Mattagami Open House and hosted the newly elected Mattagami First Nations Chief and Council for a tour of the site. An evaluation of the implementation of the First Nations Impact Benefit Agreement ("IBA") during construction was completed and the annual IBA Leadership Committee meeting was held on-site on June 26, 2024.

At Westwood, the team met with the Abitibiwinni First Nation to resume negotiations and discussions related to the development of an IBA.

As of June 30, 2024, there were zero community-related significant incidents.

Indigenous Relations

As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada's Calls to Action, the Company continues to take meaningful action towards reconciliation by respecting and upholding Indigenous rights, founded upon relationships that foster trust, transparency and mutual respect. The Company is committed to engaging in a manner that respects the principle of self-determination of Indigenous people, aims to achieve their right to free, prior and informed consent and respects their cultural heritage and traditions. These principles are enshrined in the United Nations Declaration on the Rights of Indigenous People and form the foundation of IAMGOLD's Indigenous Engagement Policy. In honour of Indigenous History Month and National Indigenous Peoples Day, IAMGOLD hosted a Courageous Conversation on June 20, 2024, in our Toronto office with Trina Maher, an expert Indigenous inclusion strategist and member of Mattagami First Nation.

Governance

The Board of Directors of IAMGOLD (the "Board") adopted new diversity and renewal guidelines in 2021, reflecting governance best practices. Regarding diversity, the Board agreed that its membership should comprise, at a minimum, the greater of (i) two and (ii) 30% female directors. With respect to Board membership renewal, it was decided that the average tenure of the Board should not exceed ten years and that no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years.

Currently, women represent 44% of the directors and 50% of the independent directors. The average tenure of directors on the Board is less than two years.

Page | 9 of 45

OPERATIONS

Côté Gold Mine (IAMGOLD interest - 60.3%) | Ontario, Canada

	Q2 2024	YTD 2024
Key Operating Statistics (100% basis, unless otherwise stated)
Ore mined (000s t)	2,109	4,053
Grade mined (g/t)	0.93	0.83
Operating waste mined (000s t)	3,480	6,688
Capital waste mined (000s t)	4,925	7,370
Material mined (000s t) - total	10,514	18,111
Strip ratio[1]	4.0	3.5
Ore milled (000s t)	834	882
Head grade (g/t)	1.39	1.35
Recovery (%)	90	90
Gold production (000s oz) - 100%	34	35
Gold production (000s oz) - attributable 60.3%	20	21
Gold sales (000s oz) - 100%	23	23
Average realized gold price[2] ($/oz)	$2,341	$2,341
Financial Results ($ millions - 60.3% interest)
Revenues[3]	$32.0	$32.0
Cost of sales[3]	11.4	11.4
Production costs	14.5	15.3
(Increase)/decrease in finished goods	(4.1)	(4.9)
Royalties	1.0	1.0
Cash costs[2]	11.4	11.4
Total sustaining and expansion capital expenditures[2]	60.6	175.3
Earnings from operations	18.7	17.4
Unit costs per tonne[2]
Mine costs per tonne mined	$3.92	$3.64
Operating costs per ounce[4]
Cost of sales excluding depreciation ($/oz sold)	$839	$839
Cash costs[2] ($/oz sold)	$836	$836

1. Strip ratio is calculated as waste mined divided by ore mined.

2. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures". Expansion capital expenditures include Project Expenditures.

3. As per note 30 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

4. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operations

Attributable gold production in the second quarter 2024 was 20,000 ounces. The first gold pour was completed on March 31, 2024, with the initial gold shipments and sales occurring in the second quarter 2024. Gold sold was lower than ounces produced in the quarter due to the initial buildup of in-circuit inventory during commissioning and ramp-up.

Mining activity totaled 10.5 million tonnes in the second quarter 2024, an increase of 38% compared to the prior quarter. 2.1 million tonnes of ore were mined during the period. Mine productivity continued to improve after the improvement of operating practices and commissioning additional equipment that also allowed for double-side loading from hydraulic shovels, while periodic power curtailments negatively impacted the mine during the quarter. The mine is evaluating different blasting patterns and drill operating and maintenance practices to improve production levels to meet throughput requirements once the mill has ramped up.

Mill throughput in the second quarter 2024 was 834,000 tonnes at an average head grade of 1.39 g/t. While lower grade ore was used for initial testing, higher grade material is now being processed direct from the pit and from available high grade ore stockpiles, in line with the plan. The milling and leaching circuits have operated at design capacity, gravity circuits were successfully commissioned in the quarter, and overall recovery has been in line with expectations averaging 90% in the quarter.

Page | 10 of 45

Power consumption under peak loads when operating near nameplate throughput in the crushing and grinding circuits has been below design estimates.

The ramp-up of the mill continues to progress with all major equipment demonstrating the capability to operate at or above design levels when operated individually. The current priority for the ramp-up is increasing availability of the dry side of the plant. Availability of the crushing and screening circuits in the second quarter was impacted by high levels of wear on liners and chutes in the crushing circuit due to the abrasiveness of the ore, screening maintenance, and dust management. Solutions and optimizations are on-going including the systematic replacement of liners and identified areas of high wear with abrasive resistant material, balancing and sizing adjustments to improve screening performance, and improved operating practices.

Subsequent to quarter end, the processing plant made significant gains, allowing for Côté Gold to achieve commercial production on August 2, 2024. During the month of July, the operation processed over 620,000 tonnes and produced 25,900 ounces of gold. On August 1, 2024, the plant achieved a record daily high throughput rate of 36,000 tonnes per day. The Company is planning a multi-day shutdown in September, at which time it will deploy key optimizations to improve the long-term availability of the plant, in support of the goal to ramp up throughput to 90% by the end of the year and continued improvements in 2025.

Financial Performance (60.3% basis)

For accounting purposes, revenue and cost of sales are recognized at 60.3% from the commencement of the first sale. Prior to the exercise of the repurchase option from Sumitomo (see below), IAMGOLD will continue to fund operating and capital expenditures through cash calls at its 60.3% interest and will receive 60.3% of gold production (see "Funding Agreement with Sumitomo" below for accounting of IAMGOLD's 60.3% interest in the project).

Production costs of $14.5 million were incurred during the three months ended June 30, 2024. Production cost is net of $24.5 million of operating expenditures incurred during the three months ended June 30, 2024, related to milling and surface costs that have been capitalized during commissioning and ramp-up efforts in advance of achieving commercial production.

Mining cost of $3.92 per tonne mined and $3.64 per tonne mined during the three and six months ended June 30, 2024, respectively, was higher during the second quarter due to higher contractor costs incurred to improve blasting patterns and to increase the inventory of blasted material, drill maintenance to improve fleet availability and to support the operation of the drill rigs.

Cost of sales, excluding depreciation, during the three and six months ended June 30, 2024, totaled $11.4 million and is net of $4.1 million and $4.9 million, respectively, of the production cost related to the in-circuit inventory that was built up during the period and is recorded in inventory as finished goods. Cost of sales includes $1.0 million of royalties for the three and six months ended June 30, 2024. Cost of sales per ounce sold, excluding depreciation, was $839 for the three and six months ended June 30, 2024.

Cash costs during the three and six months ended June 30, 2024, totaled $11.4 million and cash cost per ounce sold was $836 and excludes production costs that have been capitalized during commissioning and ramp-up efforts in advance of achieving commercial production.

Project and capital expenditures, on an 100% and incurred basis, of $92.6 million in the second quarter 2024 ($288.9 million YTD), includes:

• Project expenditures following first gold of $30.7 million to support the completion of commissioning and certain scopes of non-critical path earthwork and infrastructure. Prior to the first gold pour on March 31, 2024, project expenditures incurred were $151.7 million, totaling $182.4 million for the year.

Page | 11 of 45

• In addition to the project expenditures, approximately $24.5 million of operating expenditures related to milling and surface costs have been capitalized in the second quarter 2024 ($51.5 million YTD) in support of the commissioning and ramp-up efforts in advance of achieving commercial production.

• Capital expenditures related to operations for the second quarter 2024 were $37.4 million ($55.0 million YTD), including $20.9 million of capitalized stripping ($29.0 million YTD), $12.6 million for tailings and earthworks ($19.7 million YTD), mobile equipment $2.2 million ($4.6 million YTD) and other projects of $1.7 million ($1.7 million YTD).

Total capital expenditures paid during the quarter, on a 60.3% basis, were $96.5 million ($180.2 million YTD), which includes, on a 60.3% basis, the $60.6 million incurred in the second quarter 2024 ($175.3 million YTD) and working capital adjustments and long term advances of $35.9 million ($4.8 million YTD). (see "Non-GAAP Financial Measures - Sustaining and Expansion Capital Expenditures").

2024 Outlook - 100%

Production guidance at Côté Gold is expected to be on the lower end of the guidance range of 220,000 to 290,000 ounces (130,000 to 175,000 ounces on a 60.3% basis), as improvements to mill availability are made during the ramp-up of operations.

As Côté Gold achieves 90% throughput, which is expected by the end of the year, the Company estimates cash costs at that time to be in the range of approximately $700 to $800 per ounce sold and AISC of $1,100 to $1,200 per ounce sold.

Capital expenditures for 2024 at Côté Gold are outlined in the Outlook section above. Excluding project expenditures for completion of the project, capital expenditures, on a 100% basis, related to: capitalized waste stripping, capitalized operating pre-production costs, and capital expenditures related to operations (including expansion of the tailings management facility, additional mining equipment and owners' costs as outlined in the mine plan) are expected to total $235 million this year.

Côté Gold's capital expenditures in 2024 are expected to be higher than the life-of-mine average as the mine progresses the completion of the construction of the full tailings dam footprint to support the life of mine. The classification of capital expenditures as either sustaining or expansion during 2024 will be dependent on the timing of achieving commercial production and the nature of the expenditure.

Gosselin Deposit

The Gosselin deposit is located immediately to the northeast of the Côté Gold deposit. Approximately 35,000 metres of expansion and delineation diamond drilling is planned for 2024, of which approximately 11,600 metres and 22,900 metres were completed in the three and six months ended June 30, 2024, respectively, to test different areas of the Gosselin deposit extensions and the gap between Gosselin West Breccia body and the Côté Breccia at depth. Another 6,000 metres is planned this year to test high potential targets along the favourable structural corridor that links the Côté and Gosselin deposits and runs through the Chester intrusive complex. Approximately 1,500 metres were drilled on the Clam Lake target area.

Technical studies are progressing to advance metallurgical testing, conduct mining and infrastructure studies in order to review alternatives for potential inclusion of the Gosselin deposit into a future Côté Gold LOM plan.

Funding Agreement with Sumitomo

On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM, whereby SMM contributed $250.0 million of the Company's funding obligations to the Côté Gold UJV and as a result, the Company transferred 9.7% of its interest in Côté Gold to SMM (the "Transferred Interests") with a right to repurchase the Transferred Interests on five remaining dates between November 30, 2024, and November 30, 2026, to return to its full 70% interest in the Côté Gold Mine.

Page | 12 of 45

The JV Funding Agreement also provides that until the earlier of the Company repurchasing the Transferred Interests and November 30, 2026, the Company will pay a repurchase option fee to Sumitomo equal to the three-month Secured Overnight Financing Rate ("SOFR") plus 4% on the contributions made by Sumitomo due to the Transferred Interests. The repurchase option fee accrued during 2023 will be payable upon the earlier of the Company's exercise of the repurchase option or November 30, 2026. The repurchase option fee accrued from January 1, 2024, is payable in cash on a quarterly basis.

The final purchase price for this repurchase will be equal to the initial funding of US$250 million contributed by Sumitomo for the Transferred Interests, plus the incremental contributions made, less incremental gold production received, by Sumitomo due to its increased ownership up to achieving commercial production, plus funding of any expansion capital up to the repurchase date and any accrued and unpaid amounts for the repurchase option fee payable thereon. The Company has recognized a financial liability equal to the current repurchase price and option fee as estimated at quarter end.

The UJV agreement defines the start of commercial production as the first day of the month following the period in which the mill operated at an average of 60% of the expected annual throughput over 30 days. On August 2, 2024, the Company announced commercial production at Côté Gold, thereby equating to an effective commercial production date, as defined by the UJV agreement, of September 1, 2024.

On May 24, 2024, the Company completed a bought deal financing for aggregate gross proceeds of approximately $300.2 million ($287.5 million net of fees and transaction costs). The Company intends to use the proceeds towards the repurchase of the 9.7% interest from Sumitomo on November 30, 2024.

For accounting purposes, the JV Funding and Amending Agreement does not meet the requirements under IFRS to recognize the dilution of the Company's interest in the Côté UJV as a sale and the Company will continue to account for 70% of the assets and liabilities of the joint venture and for 60.3% of the revenues and costs. In advance of the repurchase of the Transferred Interests, the Company will fund only 60.3% of the operating and capital expenditures through cash calls and receive 60.3% of the gold production.

Page | 13 of 45

Essakane Mine (IAMGOLD interest - 90%)1 | Burkina Faso

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Key Operating Statistics[1]
Ore mined (000s t)	2,195	2,697	5,653	4,354
Grade mined (g/t)	1.59	1.12	1.56	1.39
Operating waste mined (000s t)	3,521	7,692	6,653	11,654
Capital waste mined (000s t)	5,293	3,126	10,043	3,792
Material mined (000s t) - total	11,009	13,515	22,349	19,800
Strip ratio[2]	4.0	4.0	3.0	3.5
Ore milled (000s t)	2,967	3,084	6,006	5,259
Head grade (g/t)	1.46	1.11	1.49	1.32
Recovery (%)	88	89	89	90
Gold production (000s oz) - 100%	123	97	254	200
Gold production (000s oz) - attributable 90%	111	88	229	180
Gold sales (000s oz) - 100%	118	103	248	201
Average realized gold price[3] ($/oz)	$2,362	$1,975	$2,221	$1,935
Financial Results ($ millions)[1]
Revenues[4]	$280.8	$203.8	$553.1	$390.3
Cost of sales[4]	128.8	131.4	259.3	236.0
Production costs	114.3	128.0	225.2	225.4
(Increase)/decrease in finished goods	(4.9)	(6.9)	(3.6)	(9.2)
Royalties	19.4	10.3	37.7	19.8
Cash costs[3]	128.4	131.2	258.6	226.1
Sustaining capital expenditures[3]	40.1	29.5	76.1	46.6
Expansion capital expenditures[3]	1.6	0.5	2.1	1.0
Total sustaining and expansion capital expenditures[3]	41.7	30.0	78.2	47.6
Earnings from operations	108.8	30.4	200.3	74.0
Mine site free cash flow[3]	118.2	36.4	153.9	54.8
Unit costs per tonne[3]
Open pit mining cost per operating tonne mined	$5.25	$4.57	$5.37	$4.89
Milling cost per tonne milled	$19.64	$18.38	$18.93	$18.78
G&A cost per tonne milled	$8.57	$9.32	$8.83	$10.14
Operating costs per ounce[5]
Cost of sales excluding depreciation ($/oz sold)	$1,084	$1,274	$1,042	$1,171
Cash costs[3] ($/oz sold)	$1,081	$1,273	$1,040	$1,122
AISC[3] ($/oz sold)	$1,481	$1,587	$1,393	$1,377

1. 100% basis, unless otherwise stated.

2. Strip ratio is calculated as waste mined divided by ore mined.

3. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

4. As per note 30 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

5. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operations

In June, Essakane surpassed a record health and safety achievement of 5 million hours worked without any recordable safety incidents.

Attributable gold production in the second quarter 2024 was 111,000 ounces, higher by 23,000 ounces or 26% compared to the same prior year period, primarily as a result of higher grades.

Page | 14 of 45

Mining activity in the second quarter 2024 was 11.0 million tonnes, lower by 2.5 million tonnes or 19% compared to the same prior year period, primarily due to mine scheduling as well as the temporary suspension of mining activities in part of Phase 6 to address a localized instability. A structural analysis was conducted, and a buttress was successfully built to reinforce and secure the impacted area. No material impact on production is expected from the event. Different remedial actions were carried out to mitigate any impact on production.

Mill throughput in the second quarter 2024 was 3.0 million tonnes at an average head grade of 1.46 g/t, 4% lower and 32% higher than the same prior year period, respectively. The decrease in throughput was primarily the result of reduced plant availability and utilization due to an unplanned shutdown of the grinding circuit. Head grade during the second quarter 2024 was higher than plan due to positive grade reconciliation as the mining activity sequenced deeper into Phase 5. Grades are expected to decrease as per the mine plan over the course of the year as mining activities begin to transition into the next phases of the pit.

The security situation in Burkina Faso continues to be a focus for the Company. Terrorist-related incidents are still occurring in the country, the immediate region of the Essakane mine and, more broadly, the West African region. The security situation in Burkina Faso and its neighboring countries continues to apply pressures to supply chains, although with a reduced impact and no business interruption in the first half of 2024. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies and inventory to the mine.

During the second quarter 2024 Essakane concluded the renewal of the collective bargaining agreement.

Financial Performance - Q2 2024 Compared to Q2 2023

Production costs of $114.3 million were lower by $13.7 million or 11% primarily resulting from lower tonnes and a higher proportion of mining cost being capitalized resulting from the strategic pushback in Phase 7 of the main pit. Costs remained high during the quarter with the landed prices of fuel and other key consumables, including explosives, cyanide, lime and grinding media remaining at levels experienced over the past few quarters.

Cost of sales, excluding depreciation, of $128.8 million was lower by $2.6 million or 2% primarily due to lower production costs, partially offset by increased royalties. The higher royalties are due to a new royalty rate structure announced in October 2023, coinciding with the increase in the price of gold and higher sales volumes. Cost of sales per ounce sold, excluding depreciation, of $1,084 was lower by $190 or 15% primarily due to the items noted above, as well as higher production and sales volumes.

Cash costs of $128.4 million were lower by $2.8 million or 2%, primarily due to lower production costs, partially offset by the higher royalties. Cash costs per ounce sold of $1,081 were lower by $192 or 15%, primarily due to the items noted above, as well as higher production and sales volumes.

AISC per ounce sold of $1,481 was lower by $106 or 7% primarily due to lower cash costs, higher production and sales volumes, partially offset by higher levels of sustaining capital expenditure.

Total capitalized stripping of $27.6 million was higher by $13.3 million or 93%, with continued strategic pushbacks in the main pit.

Sustaining capital expenditures, excluding capitalized stripping, of $12.5 million included capital spares of $3.7 million, tailings management of $2.2 million, mobile and mill equipment of 1.8 million, resource development of $1.4 million, generator overhaul of $1.1 million, and other sustaining projects of $2.3 million. Expansion capital expenditures of $1.6 million were incurred to fulfill the community village resettlement commitment.

Page | 15 of 45

2024 Outlook

Essakane production guidance has been revised upwards with attributable production expected to be in the range of 380,000 to 410,000 ounces (prior guidance was 330,000 to 370,000 ounces). The mill is expected to continue operating at nameplate capacity and the positive reconciliation from Phase 5 is expected to continue, however, average head grades are expected to decrease in the second half of 2024 as per the mine plan as mining activities continue to transition into the next phases of the pit more, and more low grade stockpile material is used to supplement the ore feed.

Cost guidance for Essakane has been revised downwards and is expected to be in the range of $1,175 to $1,275 for cash cost per ounce sold and $1,575 to $1,675 for AISC per ounce sold compared to the previous guidance estimates of cash cost per ounce sold of $1,300 to $1,400 per ounce sold and AISC per ounce sold of $1,675 to $1,800, respectively. Operating costs remain in line with prior guidance and levels experienced in recent quarters, with unit costs decreasing as a result of higher production.

Capital expenditures guidance has been updated to be approximately $175 million (±5%), (prior guidance was 155 million (±5%)), due to an increase in the strip ratio resulting in more mining costs being included in capitalized waste, the replacement of certain equipment to improve efficiency and maintenance costs, and to expand the 2024 resource development drilling program based on results and strategic priorities.

Continued security incidents or related concerns could have a material adverse impact on future operating performance. The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above while also investing in additional infrastructure and supply inventory levels appropriate to secure operational continuity. (see "Risks and Uncertainties")

Page | 16 of 45

Westwood Complex (IAMGOLD interest - 100%) | Quebec, Canada

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Key Operating Statistics
Underground lateral development (metres)	1,166	1,381	2,473	2,875
Ore mined (000s t) - underground	89	56	172	124
Ore mined (000s t) - open pit	128	156	248	349
Ore mined (000s t) - total	217	212	420	473
Grade mined (g/t) - underground	9.05	7.56	8.98	6.89
Grade mined (g/t) - open pit	2.35	1.18	2.32	1.33
Grade mined (g/t) - total	5.08	2.86	5.04	2.79
Ore milled (000s t)	302	251	551	506
Head grade (g/t) - underground	9.22	7.32	9.02	6.89
Head grade (g/t) - open pit	1.60	1.19	1.87	1.27
Head grade (g/t) - total	3.92	2.53	4.08	2.65
Recovery (%)	92	94	93	93
Gold production (000s oz)	35	19	67	40
Gold sales (000s oz)	35	18	68	39
Average realized gold price[1] ($/oz)	$2,360	$1,958	$2,228	$1,923
Financial Results ($ millions)
Revenues[2]	$83.3	$34.9	$152.2	$74.5
Cost of sales[2]	40.1	33.8	81.0	68.3
Production costs	40.6	36.7	79.2	72.5
(Increase)/decrease in finished goods	(0.5)	(2.9)	1.5	(4.2)
Royalties	-	-	0.3	-
Cash costs[1]	39.7	33.5	80.4	67.8
Sustaining capital expenditures[1]	16.8	16.6	35.8	34.4
Expansion capital expenditures[1]	0.1	0.2	0.1	0.2
Total sustaining and expansion capital expenditures[1]	16.9	16.8	35.9	34.6
Earnings/(loss) from operations	27.4	(4.2)	43.5	(9.4)
Mine site free cash flow[1]	21.8	(21.8)	32.3	(37.5)
Unit costs per tonne[1]
Underground mining cost per tonne mined	$266.75	$348.77	$257.28	$319.52
Open pit mining cost per operating tonne mined	$10.17	$8.20	$11.75	$7.41
Milling cost per tonne milled	$22.09	$22.32	$23.25	$23.29
G&A cost per tonne milled	$16.73	$29.71	$18.46	$24.66
Operating costs per ounce[3]
Cost of sales excluding depreciation[4]($/oz sold)	$1,142	$1,909	$1,191	$1,773
Cash costs[1] ($/oz sold)	$1,131	$1,896	$1,182	$1,761
AISC[1] ($/oz sold)	$1,663	$2,903	$1,747	$2,689

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

2. As per note 30 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

3. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

4. Includes non-cash ore stockpile and finished goods inventories NRV write-down of $nil for the second quarter 2024 (second quarter 2023 - $2.6 million) and $nil for YTD 2024 (YTD 2023 - $3.2 million), which had an impact on cost of sales, excluding depreciation, per ounce sold of $nil for the second quarter 2024 (second quarter 2023 - $148) and $nil for YTD 2024 (YTD 2023 - $84).

Page | 17 of 45

Operations

Gold production in the second quarter 2024 was 35,000 ounces higher by 16,000 ounces or 84% compared with the same prior year period, primarily due to higher grades. This is the result of an increased proportion of mill feed from the underground mine, which improved due to both ore volume and head grade records achieved in the second quarter 2024.

Mining activity in the second quarter 2024 of 217,000 tonnes was higher by 5,000 tonnes or 2% from the same prior year period, primarily due to increased volumes of ore production from underground operations, partially offset by lower volumes from the Grand Duc open pit. Contained ounces mined increased by 84% compared to the same prior year period due to the higher volume of underground tonnes at higher grades which averaged 9.05 g/t in the quarter.

Lateral underground development of 1,166 metres in the second quarter 2024 was lower by 215 metres or 16% compared to the same prior year period, primarily as mining activities progressed through previously developed areas in the west and central zones that have been re-included in the mine plan and required rehabilitation.

The mining team continued to execute the underground rehabilitation and development work program, providing increased operational flexibility with multiple stope sequences now available to mine concurrently. The rehabilitation work program consisted of repairing and upgrading the existing underground infrastructure following the 2020 seismic event, in line with the revised rock mechanic standard, which has been developed to ensure that safe work conditions are maintained in seismic portions of the mine. This activity enabled production to safely recommence once rehabilitation work on a specific level has been completed. The rehabilitation work program has been concluded on all existing mine areas and will be extended for the re-opening of previously closed mining areas within the underground mine.

Mill throughput in the second quarter 2024 was 302,000 tonnes at an average head grade of 3.92 g/t, 20% and 55% higher than the same prior year period, respectively. The higher head grades are due to an increased proportion of the ore feed from the underground mine as described above.

The mill achieved recoveries of 92% in the second quarter 2024, slightly lower than the same prior year period. Plant availability in the quarter of 89% was higher than the first quarter 2024 of 85% and the same prior year period of 81%, with plans to further improve availability through an ongoing maintenance program.

Financial Performance - Q2 2024 Compared to Q2 2023

Production costs of $40.6 million were higher by $3.9 million or 11% than the same prior year period primarily due to increased underground mining activity and additional maintenance to sustain the equipment fleet.

Cost of sales, excluding depreciation, of $40.1 million was higher by $6.3 million or 19%, primarily due to higher production costs and the timing of sales. Cost of sales per ounce sold, excluding depreciation, of $1,142, was lower by $767 or 40% primarily due to higher production and sales volumes, partially offset by higher production costs.

Cash costs of $39.7 million were higher by $6.2 million or 19%, primarily due to higher production costs and the timing of sales. Cash costs per ounce sold of $1,131 were lower by $765 or 40%, primarily due to higher production and sales volumes, partially offset by higher production costs.

AISC per ounce sold of $1,663 was lower by $1,240 or 43%, primarily due to lower cash costs per ounce sold and the unit cost benefit of higher production and sales volumes on sustaining capital expenditures.

Sustaining capital expenditures of $16.8 million included underground development and rehabilitation of $8.6 million, mill and mobile equipment of $4.2 million, capitalized stripping of $1.8 million and other sustaining capital projects of $2.2 million.

Upon completion of mining activities at the Fayolle satellite deposit, an impairment charge of $6.8 million was recognized in relation to the remaining mineral property and asset retirement obligation.

2024 Outlook

Westwood production guidance has been revised upwards with production expected to be in the range of 115,000 to 130,000 (prior guidance was 110,000 to 120,000 ounces).

Page | 18 of 45

Cost guidance for Westwood has been revised downwards, in line with the increase in production, and is expected to be in the range of $1,200 to $1,300 for cash cost per ounce sold and $1,775 to $1,900 for AISC per ounce sold. The revised cost guidance is below the previous guidance estimates of cash cost per ounce sold of $1,250 to $1,375 and AISC per ounce sold of $1,800 to $2,000, respectively.

Capital expenditures guidance has been updated to be approximately $70 million (±5%), (previously $65 million (±5%)), primarily consisting of underground development and rehabilitation in support of the 2025 mine plan, the continued renewal of the mobile fleet and fixed equipment, and the shift in start date for certain asset integrity projects at the Westwood mill from 2025 into 2024.

In the fourth quarter of the year, the Company plans to file an updated NI 43-101 compliant technical report detailing the results of certain mine optimization efforts and strategic assessments of the Westwood complex.

PROJECTS

Nelligan Gold Project | Chibougamau District, Quebec, Canada

The Nelligan Gold Project ("Nelligan") is located approximately 45 kilometres south of the Chapais Chibougamau area in Québec. Following the transaction closed on February 13, 2024, where the Company acquired all of the issued and outstanding common shares of Vanstar Mining Resources Inc., the Company's holds 100% interest in Nelligan.

Approximately 10,000 metres of expansion and delineation diamond drilling was initially planned for 2024. During the three and six months ended June 30, 2024, approximately 7,600 metres and 11,600 metres, respectively, of diamond drilling were completed.

Monster Lake Gold Project | Chibougamau District, Quebec, Canada

The Company holds a 100% interest in the Monster Lake Gold Project, which is located approximately 15 kilometres north of the Nelligan Gold Project in the Chapais Chibougamau area in Québec.

Approximately 3,000 metres of exploration diamond drilling was initially planned for 2024 and approximately 3,500 metres were completed in the first quarter 2024 testing exploration targets along the main Monster Lake Shear Zone structural corridor. Summer field programs are in progress in specific highly prospective targets to be drill tested.

Anik Gold Project | Chibougamau District, Quebec, Canada

The Anik Gold Project is wholly owned by Kintavar Exploration Inc. ("Kintavar") and is contiguous with Nelligan to the north and east. IAMGOLD has entered into an option agreement on May 20, 2020, to acquire 80% of the interests in this project.

Approximately 3,000 metres of exploration diamond drilling is planned for 2024, of which approximately 2,300 metres were completed in the first quarter 2024 testing different target areas. Summer field programs are conducted on different parts of the project to delineate further exploration targets.

Bambouk Assets | West Africa

On December 20, 2022, the Company announced it had entered into definitive agreements with Managem S.A (CAS:MNG) ("Managem") to sell its interests in the Bambouk Assets of which several of the transactions closed in 2023. Under the terms of the remaining agreements and amendments thereto, IAMGOLD will receive total cash payments of approximately $84.4 million (pre-tax) as consideration for the entities that hold the Company's 100% interest in the Karita Gold Project and associated exploration properties in Guinea and the Diakha-Siribaya Gold Project in Mali. The Company received consent of IAMGOLD's syndicate of lenders to complete the sale of its interests in the Bambouk Assets.

Page | 19 of 45

The remaining two transactions are subject to certain regulatory approvals from the respective governments, as well as other customary closing conditions included in the transaction agreements. The first of the two remaining transactions was expected to close in the second quarter 2024 and is further delayed. Both transactions are expected to close during 2024.

Under the terms of the transaction agreements, exploration expenditures incurred to develop the Bambouk Assets further will be recouped from Managem upon closing.

FINANCIAL REVIEW

Liquidity and Capital Resources

As at June 30, 2024, the Company had $511.4 million in cash and cash equivalents and net debt of $495.1 million. Approximately $403.3 million was available under the Company's Credit Facility resulting in liquidity at June 30, 2024, of approximately $915.7 million.

Within cash and cash equivalents, $55.9 million (70% basis) was held by Côté Gold, $188.2 million was held by Essakane and $260.6 million was held in the corporate treasury in Canada. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure.

The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility. Excess cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. Essakane declared a dividend during the second quarter 2024 of $180.0 million, for which the minority interest portion and withholding taxes were paid during the second quarter 2024. The net portion due to the Corporation of $151.9 million is due to be paid by the end of 2024 and is dependent on Essakane's cash flows from operations and the receipt of any VAT balances. Any unpaid amounts will be paid during 2025.

On May 24, 2024, the Company announced the closing of a "bought deal" equity financing of 72.0 million common shares of the Company at a price of $4.17 per common share for aggregate gross proceeds of approximately $300.2 million ($287.5 million net of fees). A portion of the proceeds were used to repay amounts drawn on the credit facility. The Company intends to use the proceeds from the financing to partially finance the repurchase of the 9.7% interest in Côté Gold from SMM on November 30, 2024, with the difference funded from available liquidity (see "Liquidity Outlook" below).

Restricted cash in support of environmental closure costs obligations related to Essakane, Doyon division and Côté Gold totaled $64.2 million.

The following table summarizes the carrying value of the Company's long-term debt:

	June 30	December 31
($ millions)[1]	2024	2023
5.75% senior notes ($450 million principal outstanding)	448.2	448.0
Term Loan ($400 million principal outstanding)	363.8	375.6
Equipment loans	2.8	7.2
	$814.8	$830.8

1. Long-term debt does not include leases in place at continuing operations of $133.0 million as at June 30, 2024 (December 31, 2023 - $121.3 million).

Page | 20 of 45

Credit Facility

The Company has a $425 million secured revolving Credit Facility, which was entered into in December 2017 and was amended for various items, including to obtain consent to the sale of Rosebel, the sale of the Bambouk Assets, for entering into the SMM funding arrangement and for entering into the second lien term loan. On November 9, 2023, the Company entered into a one-year extension of its Credit Facility extending its maturity to January 31, 2026. As part of the extension, the Credit Facility was reduced from $490 million to $425 million based on the Company's requirements for a senior revolving facility for its overall business. The Company has commitments for the full $425 million facility up to January 31, 2025, and for $372 million up to January 31, 2026.

The Credit Facility provides for an interest rate margin above the SOFR, banker's acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants, including Net Debt to EBITDA, Interest Coverage and a minimum liquidity requirement of $150 million.

As at June 30, 2024, the Credit Facility was undrawn and the Company issued letters of credit under the Credit Facility in the amount of $17.4 million as collateral for surety bonds issued, $0.4 million as guarantees for certain environmental indemnities to government agencies, and $3.9 million as a supplier payment guarantee, with $403.3 million remaining available under the Credit Facility.

5.75% Senior notes

In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries.

The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

Term Loan

In May 2023, the Company entered into the $400.0 million Term Loan. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three-month SOFR + 8.25% per annum and matures on May 16, 2028. The Term Loan is denominated in U.S. dollars and interest is payable upon each SOFR maturity date. The Term Loan notes are guaranteed by certain of the Company's subsidiaries, subordinated to the Credit Facility.

The Company incurred transaction costs of $11.0 million, in addition to the 3% discount, which has been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and is being amortized using the effective interest rate method. The Term Loan can be repaid in $20 million tranches at any time and has a make-whole premium if repaid in the first two years, a 104% premium if repaid after year two, a 101% premium if repaid after year three and 100% thereafter.

The Term Loan has a minimum liquidity requirement of $150 million and an interest coverage ratio (1.5x trailing consolidated EBITDA to consolidated interest expense) covenants and has no mandatory requirements for gold or other forms of hedging, cost overrun reserves or cash sweeps.

Leases

At June 30, 2024, the Company had lease obligations of $133.0 million at a weighted average borrowing rate of 7.33%.

Page | 21 of 45

On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited to lease certain mobile equipment, which have been delivered through 2023 and will continue to be delivered through 2024, with a value of approximately $125 million. The master lease agreement was amended to increase the facility to $150 million. The $25 million increase in the facility will be used to lease mobile equipment at Côté Gold during 2024.

Equipment loans

At June 30, 2024, the Company had equipment loans with a carrying value of $2.8 million secured by certain mobile equipment, with interest rates at 5.3% which matures in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.

Gold prepay arrangements

During 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangements"). The Company received $236.0 million in 2022 and is to physically deliver 150,000 gold ounces over the course of 2024. The arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces.

In December 2023 and April 2024, the Company entered into further gold sale prepay arrangements and amendments to certain of the 2022 Prepay Arrangements, which effectively transitioned the cash impact of the gold delivery obligations from the 2022 Prepay Arrangements out of the first and second quarters of 2024 into the first and second quarters of 2025.

• In December 2023, the Company entered into a gold prepay arrangement, under which the Company received an amount of $59.9 million during the first quarter 2024 at an effective gold price of $1,916 per ounce and has to physically deliver 31,250 ounces of gold over the period of January 2025 to March 2025 in equal monthly amounts.

• In April 2024, the Company entered into a further gold prepay arrangement under which the Company received an amount of $59.4 million during the second quarter 2024 at an effective gold price of $1,900 per ounce and has to physically deliver 31,250 ounces of gold over the period of April 2025 to June 2025. The arrangement includes a gold collar of $2,100 to $2,925 per ounce whereby the Company will receive a cash payment at the time of delivery of the ounces if the spot price of gold exceeds $2,100 per ounce, with the payment calculated as the difference between the spot price and $2,100 per ounce, capped at $2,925 per ounce.

• The Company also entered into amendments to the 2022 Prepay Arrangements that deferred the delivery of 12,500 ounces that were previously scheduled for delivery in the first half of 2024 to the first half of 2025. The Company will make a cash payment of $0.5 million in the first quarter 2025 and $0.6 million in the second quarter 2025 in consideration for the deferral.

The Company delivered 31,250 ounces under the 2022 Prepay Arrangements in the second quarter 2024 (62,500 ounces YTD) and Company received $10.0 million ($18.9 million YTD) in relation to the collar. The production previously designated to be delivered into the deferred arrangements in the first half of 2024 was sold at market rates in the quarter.

Surety bonds and performance bonds

As at June 30, 2024, the Company had (i) C$210.9 million ($154.1 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and Côté Gold and (ii) C$32.0 million ($23.4 million) of performance bonds in support of certain obligations related to the construction of Côté Gold.

As at June 30, 2024, the total collateral provided through letters of credit and cash deposits for the surety bonds was $28.3 million. The balance of $149.2 million remains uncollateralized for the surety and performance bonds.

The Company will be required to increase bonds to support the updated environmental closure cost obligations by C$4.1 million in the third quarter 2024, C$2.0 million in the second quarter 2025 and C$2.0 million in the second quarter 2026.

Page | 22 of 45

The Company previously posted 100% of the Côté Gold reclamation security using surety bonds. The bonding requirement for Côté Gold increased with the commencement of production from C$47.9 million ($35.4 million) to C$71.2 million ($52.6 million) on a 100% basis (unadjusted for Company's ownership interest of Côté Gold). During the first quarter 2024, SMM posted a bond for C$28.0 million based on its 39.7% interest in Côté Gold. Due to SMM posting its share of the reclamation security, the Company did not have to post any additional security to meet the increased reclamation bonding requirement.

In the second quarter 2024 the Company decreased Côté Gold reclamation surety bonds by C$5.0 million ($3.6 million) to reflect the Company's 60.3% of total bonding requirements following SMM's successful posting of bonds for their portion of surety requirements (39.7%) in the first quarter 2024. This decrease led to a corresponding decrease to associated collateral letter of credit of C$1.1 million.

In the second quarter 2024, the Company cancelled a performance bond to Hydro One of C$5.3 million in relation to the completion of the Connection and Cost Recovery Agreement associated with Côté Gold construction.

Derivative contracts

In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility during the commissioning and ramp-up of Côté Gold, the Company entered into certain derivative contracts in respect of certain of its future gold sales and exchange rates. In addition, the Company manages certain other commodities exposure such as oil through derivatives. See "Market Risk - Summary of Foreign Currency and Commodity Derivative Contracts" for information relating to the Company's outstanding derivative contracts, including the derivative contracts associated with Côté Gold.

Liquidity Outlook

At June 30, 2024, the Company had available liquidity of $915.7 million mainly comprised of $511.4 million in cash and cash equivalents and $403.3 million available under the Credit Facility. Within cash and cash equivalents, $55.9 million (70% basis) was held by Côté Gold and $188.2 million was held by Essakane. Cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. Essakane has declared a $180.0 million dividend during the second quarter 2024 and the Company expects to receive its portion of $151.9 million, that is net of minority interests and dividend taxes, by the end of 2024. The timing of the payment is dependent on Essakane's cash flows from operations and Essakane receiving VAT refunds from the Government of Burkina Faso or selling the VAT refunds to local financial institutions. Any unpaid amounts will be paid during 2025. The committed amount under the credit facility reduces by $53 million on January 31, 2025, that will reduce liquidity by the same amount.

The Company still has considerable obligations and factors impacting its liquidity projections during the next twelve months:

• IAMGOLD will receive 60.3% of gold production and will fund 60.3% of remaining disbursements related to the Côté Gold construction project, planned and unplanned costs related to the ramp-up, as well as ongoing operating and capital expenditures and working capital requirements. It is expected that Côté Gold will become cash flow positive, excluding the impact of gold prepay transactions, post the achievement of commercial production and the Company's funding requirements remain considerable. A slower than planned ramp-up would result in less gold sales and an increase in the net funding requirement.

• The Company has to deliver 150,000 ounces under its gold prepay arrangements from July 2024 to June 30, 2025. The prepay arrangements were funded at the time of entering into the agreements. The Company will receive cash payments at the time of delivering into the gold prepay arrangement based on the amount that market price of gold at the time of delivery exceeds (i) $1,700 per ounce, capped at $2,100 per ounce, for 50,000 ounces that will be delivered from July 2024 to December 2024, and (ii) $2,100 per ounce, capped at $2,925 per ounce, for 31,250 ounces that will be delivered during the second quarter 2025.

Page | 23 of 45

• The Company expects to receive approximately $84.4 million in gross proceeds in 2024 in respect of the closing of the remaining transactions arising through the Bambouk Asset sales.

• The Company intends to use the proceeds from the $300.2 million bought deal to partially finance the repurchase of the 9.7% interest in Côté Gold from SMM on November 30, 2024, with the difference funded from available liquidity.

• To manage the risk of adverse fluctuation in the gold price during the second half of 2024, the Company purchased gold puts for 165,000 ounces protecting a floor price of $2,170 per ounce while retaining full exposure to the gold price above the floor price. The contracts settle monthly during the second half of the year.

Based on the current ramp-up schedule of the Côté Gold Mine as well as prevailing market conditions which could impact the amount of required expenditures during the ramp-up of Côté Gold and operating cash flows from the Company's existing operations, the Company believes that cash and cash equivalents at June 30, 2024, combined with expected cash flows from operations, the expected proceeds from the sale of the remaining Bambouk Assets and available liquidity provided by the undrawn amounts under the Credit facility, is sufficient to fund the ramp-up of the Côté Gold Mine up to achieving commercial production, deliver into the prepay arrangements and repurchase the 9.7% interest in Côté Gold from SMM.

The Company's financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company's ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.

The Company will be dependent on the cash flows generated from Côté Gold to repay its existing and any additional indebtedness that it may incur to fund the ramp-up costs of the Côté Gold Mine. Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2023 Annual Information Form, which is available on SEDAR at www.sedarplus.ca and the "Caution Regarding Forward Looking Statements" and "Risk and Uncertainties" section of the MD&A.

Income Statement

Revenues - Revenues from continuing operations were $385.3 million in the second quarter 2024 from sales of 167,000 ounces at an average realized gold price of $2,294 per ounce, higher by $146.5 million or 61% than the prior year period, due to higher sales volumes, the commencement of gold sales from the Côté Gold Mine, and a higher realized gold price, partially offset by the impact of the portion of revenues being recognized in relation to gold deliveries into the 2022 Prepay Arrangement (defined above), including 6,250 ounces delivered at a forward price of $1,753 per ounce, and 25,000 ounces delivered into a collar with gold price participation capped at $2,100 per ounce.

Cost of sales - Cost of sales excluding depreciation was $180.3 million in the second quarter 2024, higher by $15.1 million or 9% than the prior year period, partially due to the commencement of operations and gold sales at the newly operating Côté Gold Mine and the ramp-up of underground mining activity at the Westwood mine.

Depreciation expense - Depreciation expense was $54.3 million in the second quarter 2024, higher by $7.3 million or 16% than the prior year period primarily due to higher production volumes and the amortization of deferred stripping assets as the mining activity sequences through Phase 5 at Essakane.

Exploration expense - Exploration expense was $5.4 million in the second quarter 2024, lower by $3.4 million or 39% than the prior year period due to the decrease in exploration programs resulting from the sale of certain exploration assets.

General and administrative expense - General and administrative expense was $12.8 million in the second quarter 2024, lower by $0.5 million or 4% than the prior year period, primarily due to lower IT expenditures.

Income tax expense - Income tax expense was $36.9 million in the second quarter 2024, higher by $20.0 million or 118% than the prior year period. It is comprised of a current income tax expense of $37.7 million offset by a deferred income tax recovery of $0.8 million, higher than the prior year period for current tax expense by $17.6 million or 88% and lower for deferred tax recovery by $2.4 million or 75%, respectively. The current income tax expense was higher primarily due to higher income in Essakane and higher withholding taxes related to intercompany dividends.

Page | 24 of 45

Operating Activities

Net cash flow from operating activities from continuing operations was $160.1 million for the second quarter 2024, higher by $136.9 million compared to the same prior year period, primarily due to higher cash earnings of $133.9 million due to higher sales volume and a higher realized gold price, a decrease in income tax paid $13.3 million, a net decrease in supplies inventories, finished goods and ore stockpiles of $10.8 million, and net proceeds of $5.9 million from the effective rollover of the gold prepay arrangements, offset by a decrease in trade and other payables of $18.1 million due to the timing of payments, and a decrease in derivative settlements of $5.7 million.

Investing Activities

Net cash used in investing activities from continuing operations for the second quarter 2024 was $205.8 million, an increase of $151.9 million from the same prior year period, primarily due to the receipt of $165.6 million in net proceeds from the sale of Senegal assets in the second quarter of 2023, and an increase in capitalized borrowing costs of $20.1 million, offset by a decrease in capital expenditures for property, plant and equipment of $36.5 million mainly due to the completion of the Côté Gold project phase.

Financing Activities

Net cash from financing activities from continuing operations for the second quarter 2024 was $267.5 million, an increase $21.3 million from the same prior year period, primarily due to net proceeds of issuing common shares of $287.5 million, and the repayment of the Credit Facility of $200.0 million in the second quarter 2023, offset by a decrease in proceeds received through the SMM funding arrangement of $61.6 million, an increase in the Essakane dividend payment to the Government of Burkina Faso of $18.0 million, the cash option fee payment made to SMM in relation to the funding agreement totaling $8.5 million, and $379.0 million of net proceeds received from the Term Loan.

CONFERENCE CALL

A conference call will be held on Friday, August 9, 2024, at 8:30 a.m. (Eastern Time) for a discussion with senior management regarding IAMGOLD's second quarter 2024 operating performance and financial results. Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following dial-in numbers:

Pre-register via: Chorus Call IAMGOLD Q2 Registration (recommended). Upon registering, you will receive a calendar booking by email with dial-in details and unique PIN. This process will bypass the operator and avoid the queue.

Toll free (North America): 1 (844) 763-8274

International: +1 (647) 484-8814

Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=8qDeD8Np

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (855) 669-9658 within Canada, 1 (877) 344-7529 within the US or +1 (412) 317-0088 from international locations and entering the passcode: 7105285.

Page | 25 of 45

For more information, refer to the Management Discussion and Analysis ("MD&A") and unaudited consolidated interim Financial Statements as at and for the three and six months ended June 30, 2024, that are available on the Company's website at www.iamgold.com and on SEDAR at www.sedarplus.ca. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information.

End Notes (excluding tables) This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" section below. Further information on these non-GAAP financial measures is included on pages 33 to 47 of the Company's Q2 2024 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with two operating mines: Essakane (Burkina Faso) and Westwood (Canada). The Company also owns Côté Gold (Canada), a large-scale, long-life mine that has commenced production March 31, 2024 (together referred to as continuing operations). The Company has an established portfolio of early stage and advanced exploration projects within highly prospective mining districts in Canada.

IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its vision to strive for Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index, a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

info@iamgold.com

Page | 26 of 45

NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated interim financial statements, which are presented in accordance with IFRS, including the following:

• Average realized gold price per ounce sold

• Underground mining cost per ore tonne mined, open pit net mining cost per operating tonne mined, milling cost per tonne milled, and G&A cost per tonne milled

• Cash costs, cash costs per ounce sold, all in sustaining cost and all in sustaining cost per ounce sold

• Net earnings (loss) attributable to shareholders and adjusted net earnings (loss) attributable to shareholders

• Net cash from operating activities, before movements in working capital and non-current ore stockpiles

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")

• Mine-site free cash flow

• Sustaining and expansion capital expenditures

• Project expenditures

The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company's financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, continuing operations, except where noted)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Revenues	$385.3	$238.8	$724.2	$465.0
By-product credits and other revenues	(0.9)	(0.5)	(1.5)	(1.0)
Gold revenues	$384.4	$238.3	$722.7	$464.0
Sales (000s oz)	167	121	330	240
Average realized gold price per ounce[1,2,3] ($/oz)	$2,294	$1,973	$2,187	$1,933

1. Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.

2. Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood and Essakane mines at 100% and Côté Gold mine at 60.3%.

3. Average realized gold price per ounce sold in the second quarter 2024 includes 31,250 ounces at $1,994 per ounce (62,500 ounces at $1,994 per ounce YTD) as delivered into the 2022 Prepay Arrangement (nil in 2023).

Underground Mining Cost per Ore Tonne Mined, Open Pit Net Mining Cost per Operating Tonne Mined, Milling Cost per Tonne Milled, and G&A Cost per Tonne Milled

Underground mining cost per ore tonne mined and open pit net mining cost per operating tonne mined are defined as:

• Mining costs (as included in production costs), that excludes capitalized waste stripping for open pit mines, less changes in stockpile balances and non-production costs as these costs are not directly related to tonnes mined, divided by

• the sum of the tonnage of ore and operating waste mined.

Milling cost per tonne milled and general and administrative cost per tonne milled are defined as:

• Mill and general and administrative costs (as included in production costs), selling costs and non-production costs as these costs are not directly related to tonnes milled, divided by

• the tonnage of ore milled.

Page | 27 of 45

IAMGOLD believes these non-GAAP financial performance measures provide further transparency and assists analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. Management is aware, and investors should note, that these per tonne measures of performance can be affected by fluctuations in mining and/or processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Essakane

($ millions, except where noted)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Production cost	$114.3	$128.0	$225.2	$225.4
Adjust for:
Increase/decrease in stockpiles	(0.6)	4.9	7.6	5.0
Adj. operating cost	$113.7	$132.9	$232.8	$230.4
Consisting of:
Open pit net mining cost [A]	30.0	47.5	66.1	78.3
Milling cost [B]	58.3	56.7	113.7	98.8
G&A cost [C]	25.4	28.7	53.0	53.3
Open pit ore tonnes mined (000s t)	2,195	2,697	5,653	4,354
Open pit operating waste tonnes mined (000s t)	3,521	7,692	6,653	11,654
Open pit ore and operating waste tonnes mined (000s t) [D]	5,716	10,389	12,306	16,008
Ore milled (000s t) [E]	2,967	3,084	6,006	5,259
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$5.25	$4.57	$5.37	$4.89
Milling cost per tonne milled ($/tonne) [B/E]	$19.64	$18.38	$18.93	$18.78
G&A cost per tonne milled ($/tonne) [C/E]	$8.57	$9.32	$8.83	$10.14

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Westwood

($ millions, except where noted)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Production cost	$40.6	$36.7	$79.2	$72.5
Adjust for:
Increase/decrease in stockpiles	(0.7)	1.9	(1.2)	2.3
Adj. operating cost	$39.9	$38.6	$78.0	$74.8
Consisting of:
Underground mining cost [A]	23.5	19.6	44.2	39.8
Open pit net mining cost [B]	4.6	5.9	10.8	10.7
Milling cost [C]	6.7	5.6	12.8	11.8
G&A cost [D]	5.1	7.5	10.2	12.5
Underground ore tonnes mined (000s t) [E]	89	56	172	124
Open pit ore tonnes mined (000s t)	128	156	248	349
Open pit waste tonnes mined (000s t)	329	566	675	1,093
Open pit ore and operating waste tonnes mined (000s t) [F]	457	722	923	1,442
Ore milled (000s t) [G]	302	251	551	506
Underground mining cost per ore tonne mined ($/tonne) [A/E]	$266.75	$348.77	$257.28	$319.52
Open pit net mining cost per operating tonne mined ($/tonne) [B/F]	$10.17	$8.20	$11.75	$7.41
Milling cost per tonne milled ($/tonne) [C/G]	$22.09	$22.32	$23.25	$23.29
G&A cost per tonne milled ($/tonne) [D/G]	$16.73	$29.71	$18.46	$24.66

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Page | 28 of 45

Côté Gold (100% basis)

($ millions, except where noted)	Q2 2024	YTD 2024
Production cost	$24.1	$25.5
Adjust for:
Increase/decrease in stockpiles	15.4	32.0
Adj. operating cost	$39.5	$57.5
Included in adjusted operating cost:
Open pit net mining cost [A]	21.9	39.1
Milling and G&A cost, net of capitalized operating cost	17.6	18.4
Open pit ore tonnes mined (000s t)	2,109	4,053
Open pit operating waste tonnes mined (000s t)	3,480	6,688
Open pit ore and operating waste tonnes mined (000s t) [B]	5,589	10,741
Open pit net mining cost per operating tonne mined ($/tonne) [A/B]	$3.92	$3.64

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

The following tables provide a reconciliation of cash costs, AISC, cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

Page | 29 of 45

Three Months Ended June 30, 2024

($ millions, continuing operations, except where noted)	Essakane	Westwood	Côté Gold	Corporate	Total
Cost of sales[1]	$171.9	$51.2	$11.4	$0.1	$234.6
Depreciation expense[1]	(43.1)	(11.1)	-	(0.1)	(54.3)
Cost of sales, excluding depreciation expense	$128.8	$40.1	$11.4	$-	$180.3
Adjust for:
Other mining costs	(0.4)	(0.3)	-	-	(0.7)
Cost attributed to non-controlling interests[2]	(12.9)	-	-	-	(12.9)
Cash costs - attributable	$115.5	$39.8	$11.4	$-	$166.7
Adjust for:
Sustaining capital expenditures[3]	44.0	16.5		0.3	60.8
Corporate general and administrative costs[4]	-	-		12.5	12.5
Other costs[5]	3.6	2.2		0.1	5.9
Cost attributable to non-controlling interests[2]	(4.8)	-		-	(4.8)
Côté Gold cash costs excluded from AISC	-	-		-	(11.4)
AISC - attributable	$158.3	$58.5		$12.9	$229.7
Total gold sales (000 oz) - attributable	107	35	14	-	156
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,084	$1,142	$839	$-	$1,076
Cash costs[6] ($/oz sold) - attributable	$1,081	$1,131	$836	$-	$1,071
AISC[6] all operations ($/oz sold) - attributable	$1,481	$1,663		$91	$1,617

1. As per note 30 of the consolidated interim financial statements for cost of sales and depreciation expense.

2. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

3. Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.

4. Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.

5. Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

6. Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Three months ended June 30, 2023

($ millions, continuing operations, except where noted)	Essakane	Westwood	Corporate	Total
Cost of sales[1]	$171.8	$40.2	$0.2	$212.2
Depreciation expense[1]	(40.4)	(6.4)	(0.2)	(47.0)
Cost of sales, excluding depreciation expense	$131.4	$33.8	$-	$165.2
Adjust for:
Other mining costs	(0.2)	(0.3)	-	(0.5)
Cost attributed to non-controlling interests[2]	(13.1)	-	-	(13.1)
Cash costs - attributable	$118.1	$33.5	$-	$151.6
Adjust for:
Sustaining capital expenditures[3]	29.9	17.1	0.1	47.1
Corporate general and administrative costs[4]	-	-	12.4	12.4
Other costs[5]	2.6	0.7	0.1	3.4
Cost attributable to non-controlling interests[2]	(3.3)	-	-	(3.3)
AISC - attributable	$147.3	$51.3	$12.6	$211.2
Total gold sales (000 oz) - attributable	93	18	-	111
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,274	$1,909	$-	$1,376
Cash costs[6] ($/oz sold) - attributable	$1,273	$1,896	$-	$1,372
AISC[6] all operations ($/oz sold) - attributable	$1,587	$2,903	$114	$1,912

Page | 30 of 45

1. As per note 30 of the consolidated interim financial statements for cost of sales and depreciation expense.

2. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

3. Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.

4. Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.

5. Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

6. Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Six months ended June 30, 2024

($ millions, continuing operations, except where noted)	Essakane	Westwood	Côté Gold	Corporate	Total
Cost of sales[1]	$352.8	$103.3	$11.4	$0.3	$467.8
Depreciation expense[1]	(93.5)	(22.3)	-	(0.3)	(116.1)
Cost of sales, excluding depreciation expense	$259.3	$81.0	$11.4	$-	$351.7
Adjust for:
Other mining costs	(0.7)	(0.6)	-	-	(1.3)
Cost attributed to non-controlling interests[2]	(25.9)	-	-	-	(25.9)
Cash costs - attributable	$232.7	$80.4	$11.4	$-	$324.5
Adjust for:
Sustaining capital expenditures[3]	80.9	35.4		0.4	116.7
Corporate general and administrative costs[4]	-	-		22.2	22.2
Other costs[5]	7.0	3.1		0.2	10.3
Cost attributable to non-controlling interests[2]	(8.8)	-		-	(8.8)
Côté Gold cash costs excluded from AISC	-	-		-	(11.4)
AISC - attributable	$311.8	$118.9		$22.8	$453.5
Total gold sales (000 oz) - attributable	224	68	14	-	306
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,042	$1,191	$839	$-	$1,066
Cash costs[6] ($/oz sold) - attributable	$1,040	$1,182	$836	$-	$1,062
AISC[6] all operations ($/oz sold) - attributable	$1,393	$1,747		$78	$1,553

1. As per note 30 of the consolidated interim financial statements for cost of sales and depreciation expense.

2. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

3. Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.

4. Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.

5. Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

6. Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Page | 31 of 45

Six months ended June 30, 2023

($ millions, continuing operations, except where noted)	Essakane	Westwood	Corporate	Total from continuing operations	Rosebel	Total
Cost of sales[1]	$314.7	$80.3	$0.3	$395.3	$23.8	$419.1
Depreciation expense[1]	(78.7)	(12.0)	(0.3)	(91.0)	-	(91.0)
Cost of sales, excluding depreciation expense	$236.0	$68.3	$-	$304.3	$23.8	$328.1
Adjust for:
Other mining costs	(0.4)	(0.5)	-	(0.9)	(0.2)	(1.1)
Abnormal portion of operating costs	(9.5)	-	-	(9.5)	-	(9.5)
Cost attributed to non-controlling interests[2]	(22.6)	-	-	(22.6)	(1.2)	(23.8)
Cash costs - attributable	$203.5	$67.8	$-	$271.3	$22.4	$293.7
Adjust for:
Sustaining capital expenditures[3]	46.8	34.2	0.2	81.2	9.4	90.6
Corporate general and administrative costs[4]	-	-	24.3	24.3	-	24.3
Other costs[5]	4.7	1.5	0.2	6.4	0.7	7.1
Cost attributable to non-controlling interests[2]	(5.2)	-	-	(5.2)	(0.5)	(5.7)
AISC - attributable	$249.8	$103.5	$24.7	$378.0	$32.0	$410.0
Total gold sales (000 oz) - attributable	181	39	-	220	24	244
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,171	$1,773	$-	$1,277	$949	$1,245
Cash costs[6] ($/oz sold) - attributable	$1,122	$1,761	$-	$1,234	$949	$1,206
AISC[6] all operations ($/oz sold) - attributable	$1,377	$2,689	$112	$1,719	$1,358	$1,684

1. As per note 30 of the consolidated interim financial statements for cost of sales and depreciation expense.

2. Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.

3. Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.

4. Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.

5. Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

6. Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Page | 32 of 45

Sustaining and Expansion Capital Expenditures

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and exclude all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the three months ended June 30, 2024, and June 30, 2023:

($ millions, except where noted)	Sustaining	Expansion	Q2 2024	Sustaining	Expansion	Q2 2023
Capital expenditures for property, plant and equipment	$57.4	$71.8	$129.2	$46.3	$173.5	$219.8
Less: Côté Gold (9.7% share)	-	(9.5)	(9.5)	-	(23.9)	(23.9)
Subtotal	$57.4	$62.3	$119.7	$46.3	$149.6	$195.9
Côté Gold (60.3% basis)	-	60.6	60.6	-	148.9	148.9
Essakane	40.1	1.6	41.7	29.5	0.5	30.0
Westwood	16.8	0.1	16.9	16.6	0.2	16.8
Corporate	0.5	-	0.5	0.2	-	0.2

Reconciliation of capital expenditure per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the three months ended June 30, 2024, and June 30, 2023:

($ millions, except where noted)	Sustaining	Expansion	Q2 2024	Sustaining	Expansion	Q2 2023
Capital expenditures for property, plant and equipment	$57.4	$71.8	$129.2	$46.3	$173.5	$219.8
Working capital adjustments	3.4	41.5	44.9	0.8	(10.0)	(9.2)
Capital expenditures per statement of cash flows	60.8	113.3	174.1	47.1	163.5	210.6
Less: Côté Gold (9.7% share)	-	(15.3)	(15.3)	-	(22.6)	(22.6)
Subtotal	$60.8	$98.0	$158.8	$47.1	$140.9	$188.0
Côté Gold (60.3% basis)	-	96.5	96.5	-	140.3	140.3
Essakane	44.0	1.4	45.4	29.9	0.6	30.5
Westwood	16.5	0.1	16.6	17.1	-	17.1
Corporate	0.3	-	0.3	0.1	-	0.1

Reconciliation of incurred capital expenditure per the segmented note in the financial statements to incurred sustaining and expansion capital for the six months ended June 30, 2024, and June 30, 2023:

($ millions, except where noted)	Sustaining	Expansion	YTD 2024	Sustaining	Expansion	YTD 2023
Capital expenditures for property, plant and equipment	$112.5	$205.3	$317.8	$81.3	$332.6	$413.9
Less: Côté Gold (9.7% share)	-	(27.8)	(27.8)	-	(45.9)	(45.9)
Subtotal	$112.5	$177.5	$290.0	$81.3	$286.7	$368.0
Côté Gold (60.3% basis)	-	175.3	175.3	-	285.5	285.5
Essakane	76.1	2.1	78.2	46.6	1.0	47.6
Westwood	35.8	0.1	35.9	34.4	0.2	34.6
Corporate	0.6	-	0.6	0.3	-	0.3

Reconciliation of capital expenditure per cash flow statement in the financial statements to cash payments for sustaining and expansion capital for the six months ended June 30, 2024, and June 30, 2023:

Page | 33 of 45

($ millions, except where noted)	Sustaining	Expansion	YTD 2024	Sustaining	Expansion	YTD 2023
Capital expenditures for property, plant and equipment	$112.5	$205.3	$317.8	$81.3	$332.6	$413.9
Working capital adjustments	4.2	5.0	9.2	(0.1)	11.9	11.8
Capital expenditures per statement of cash flows	116.7	210.3	327.0	81.2	344.5	425.7
Less: Côté Gold (9.7% share)	-	28.2	28.2	-	(47.2)	(47.2)
Subtotal	$116.7	$182.1	$298.8	$81.2	$297.3	$378.5
Côté Gold (60.3% basis)	-	180.2	180.2	-	295.8	295.8
Essakane	80.9	1.8	82.7	46.8	1.4	48.2
Westwood	35.4	0.1	35.5	34.2	0.1	34.3
Corporate	0.4	-	0.4	0.2	-	0.2

Project Expenditures

Project expenditures at Côté represent all the project construction capital costs incurred during construction and commissioning phase of the project in line with the Côté Gold NI 43-101 technical report and include capital expenditures, right-of-use assets acquired through leases, and initial supplies inventory, less certain cash and non-cash corporate level adjustments included in capital expenditures.

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs) is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

Page | 34 of 45

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Earnings (loss) before income taxes - continuing operations	$129.4	$112.1	$218.1	$131.4
Add:
Depreciation	54.6	47.3	116.7	91.7
Finance costs	5.9	6.8	9.2	11.5
EBITDA - continuing operations	$189.9	$166.2	$344.0	$234.6
Adjusting items:
Unrealized (gain)/loss on non-hedge derivatives	(6.8)	(3.2)	(14.5)	(2.4)
NRV write-down/(reversal) of stockpiles/finished goods	-	2.6	-	3.2
Abnormal portion of operating costs at Essakane	-	-	-	9.5
Write-down of Jubilee property	-	1.3	-	1.3
Impairment charge (reversal)	6.8	-	6.8	-
Foreign exchange (gain)/loss	3.5	4.6	2.6	4.6
Gain on sale of Bambouk Assets	-	(109.1)	-	(109.1)
Insurance recoveries	-	(0.6)	-	(0.6)
Write-down of assets	0.1	1.1	0.2	1.1
Changes in estimates of asset retirement obligations at closed sites	(2.1)	(1.1)	(1.6)	3.1
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.6)	(0.9)	(1.1)
Severance costs	-	0.7	0.2	0.7
Other	0.2	1.9	6.8	2.3
Adjusted EBITDA - continuing operations	$191.1	$63.8	$343.6	$147.2
Including discontinued operations:
EBITDA - discontinued operations	$-	$-	$-	$14.4
Adjusted items:
Loss on sale of Rosebel	-	-	-	7.4
Severance costs	-	-	-	1.5
Write-down of assets	-	-	-	0.1
Adjusted EBITDA from discontinued operations	$-	$-	$-	$23.4
EBITDA - all operations	$189.9	$166.2	$344.0	$249.0
Adjusted EBITDA - all operations	$191.1	$63.8	$343.6	$170.6

Page | 35 of 45

Adjusted Net Earnings (Loss) Attributable to Equity Holders

Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) to adjusted net earnings (loss) attributable to equity holders of the Company.

Page | 36 of 45

($ millions, except where noted)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Earnings (loss) before income taxes and non-controlling interests - continuing operations	$129.4	$112.1	$218.1	$131.4
Adjusting items:
Unrealized gain/(loss) on non-hedge derivatives	(6.8)	(3.2)	(14.5)	(2.4)
NRV write-down/(reversal) of stockpiles/finished goods	-	2.7	-	3.4
Abnormal portion of operating costs at Essakane	-	-	-	10.1
Write-down of Jubilee property	-	1.3	-	1.3
Other finance costs	2.3	3.3	2.3	6.0
Impairment charge (reversal)	6.8	-	6.8	-
Foreign exchange (gain)/loss	3.5	4.6	2.6	4.6
Gain on sale of Bambouk Assets	-	(109.1)	-	(109.1)
Insurance recoveries	-	(0.6)	-	(0.6)
Write-down of assets	0.1	1.1	0.2	1.1
Changes in estimates of asset retirement obligations at closed sites	(2.1)	(1.1)	(1.6)	3.1
Fair value of deferred consideration from sale of Sadiola	(0.5)	(0.6)	(0.9)	(1.1)
Severance costs	-	0.7	0.2	0.7
Other	0.2	1.9	6.8	1.8
Adjusted earnings before income taxes and non-controlling interests - continuing operations	$132.9	$13.1	$220.0	$50.3
Income taxes	(36.9)	(16.9)	(63.9)	(25.5)
Tax on foreign exchange translation of deferred income tax balances	(2.7)	(0.5)	(2.9)	2.6
Tax impact of adjusting items	(0.5)	3.6	(0.5)	1.6
Non-controlling interests	(8.0)	(2.6)	(14.9)	(7.0)
Adjusted net earnings (loss) attributable to equity holders - continuing operations	$84.8	$(3.3)	$137.8	$22.0
Adjusted net earnings (loss) per share attributable to equity holders - continuing operations	$0.16	$(0.01)	$0.27	$0.05
Including discontinued operations:
Net earnings (loss) before income tax and non-controlling interest - discontinued operations	$-	$-	$-	$14.3
Adjusted items:
Loss on sale of Rosebel	-	-	-	7.4
Severance costs	-	-	-	1.5
Write-down of assets	-	-	-	0.1
Adjusted earnings before income taxes and non-controlling interests - discontinued operations	$-	$-	$-	$23.3
Income taxes	-	-	-	(8.0)
Non-controlling interests	-	-	-	(0.7)
Adjusted net earnings attributable to equity holders - discontinued operations	$-	$-	$-	$14.6
Adjusted net earnings per share attributable to equity holders - discontinued operations	$-	$-	$-	$0.03
Adjusted net earnings (loss) attributable to equity holders - all operations	$84.8	$(3.3)	$137.8	$36.6
Adjusted net earnings (loss) per share attributable to equity holders - all operations	$0.16	$(0.01)	$0.27	$0.08
Basic weighted average number of common shares outstanding (millions)	525.4	481.0	508.3	480.0

Page | 37 of 45

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Net cash from operating activities - continuing operations	$160.1	$23.2	$237.2	$36.6
Adjusting items from working capital items and non-current ore stockpiles:
Receivables and other current assets	(18.0)	(21.2)	6.4	(17.8)
Inventories and non-current ore stockpiles	12.2	23.0	13.0	37.8
Accounts payable and accrued liabilities	14.9	(3.2)	55.4	20.9
Net cash from operating activities before changes in working capital - continuing operations	$169.2	21.8	$312.0	77.5
Net cash from operating activities before changes in working capital - discontinued operations	$-	$-	$-	$21.9
Net cash from operating activities before changes in working capital	$169.2	$21.8	$312.0	$99.4

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

Three months ended June 30, 2024

($ millions, except where noted)	Essakane	Westwood	Corporate & other	Total
Net cash from operating activities - continuing operations	$163.6	$38.4	$(41.9)	$160.1
Add:
Operating cash flow used by non-mine site activities	-	-	41.9	41.9
Cash flow from operating mine-sites - continuing operations	163.6	38.4	-	202.0
Capital expenditures - continuing operations	45.4	16.6	112.1	174.1
Less:
Capital expenditures from construction and development projects and corporate	-	-	(112.1)	(112.1)
Capital expenditures from operating mine-sites - continuing operations	45.4	16.6	-	62.0
Mine-site cash flow - continuing operations	$118.2	$21.8	$-	$140.0

Page | 38 of 45

Three months ended June 30, 2023

($ millions, except where noted)	Essakane	Westwood	Corporate & other	Total
Net cash from operating activities - continuing operations	$66.9	$(4.7)	$(39.0)	$23.2
Add:
Operating cash flow used by non-mine site activities	-	-	39.0	39.0
Cash flow from operating mine-sites - continuing operations	66.9	(4.7)	-	62.2
Capital expenditures - continuing operations	30.5	17.1	163.0	210.6
Less:
Capital expenditures from construction and development projects and corporate	-	-	(163.0)	(163.0)
Capital expenditures from operating mine-sites - continuing operations	30.5	17.1	-	47.6
Mine-site cash flow - continuing operations	36.4	(21.8)	-	14.6
Total mine-site free cash flow	$36.4	$(21.8)	$-	$14.6

Six months ended June 30, 2024

($ millions, except where noted)	Essakane	Westwood	Corporate & other	Total
Net cash from operating activities - continuing operations	$236.6	$67.8	$(67.2)	$237.2
Add:
Operating cash flow used by non-mine site activities	-	-	67.2	67.2
Cash flow from operating mine-sites - continuing operations	236.6	67.8	-	304.4
Capital expenditures - continuing operations	82.7	35.5	208.8	327.0
Less:
Capital expenditures from construction and development projects and corporate	-	-	(208.8)	(208.8)
Capital expenditures from operating mine-sites - continuing operations	82.7	35.5	-	118.2
Mine-site cash flow - continuing operations	$153.9	$32.3	$-	$186.2

Six months ended June 30, 2023

($ millions, except where noted)	Essakane	Westwood	Corporate & other	Total
Net cash from operating activities - continuing operations	$103.0	$(3.2)	$(63.2)	$36.6
Add:
Operating cash flow used by non-mine site activities	-	-	63.2	63.2
Cash flow from operating mine-sites - continuing operations	103.0	(3.2)	-	99.8
Capital expenditures - continuing operations	48.2	34.3	343.2	425.7
Less:
Capital expenditures from construction and development projects and corporate	-	-	(343.2)	(343.2)
Capital expenditures from operating mine-sites - continuing operations	48.2	34.3	-	82.5
Mine-site cash flow - continuing operations	54.8	(37.5)	-	17.3
Cash flow from discontinued mine-sites	-	-	15.4	15.4
Capital expenditures from discontinued operations	-	-	(9.5)	(9.5)
Mine-site cash flow - discontinued operations	-	-	5.9	5.9
Total mine-site free cash flow	$54.8	$(37.5)	$5.9	$23.2

Liquidity and Net Cash (Debt)

Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

Page | 39 of 45

	June 30	December 31
($ millions, continuing operations, except where noted)	2024	2023
Cash and cash equivalents	$511.4	$367.1
Short-term investments	1.0	-
Available Credit Facility	403.3	387.0
Available Liquidity	$915.7	$754.1

	June 30	December 31
($ millions, continuing operations, except where noted)	2024	2023
Cash and cash equivalents	$511.4	$367.1
Short-term investments	1.0	-
Lease liabilities	(133.0)	(121.3)
Long-term debt[1]	(852.8)	(857.3)
Drawn letters of credit issued under Credit Facility	(21.7)	(38.0)
Net cash (debt)	$(495.1)	$(649.5)

1. Includes principal amount of the Notes of $450.0 million, Term Loan of $400.0 million, Credit Facility of $nil and equipment loans of $2.8 million (December 31, 2023 - $450.0 million, $400.0 million, $nil and $7.3 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

Page | 40 of 45

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$511.4	$367.1
Receivables and other current assets	43.9	85.7
Inventories	287.2	266.3
Assets held for sale	34.3	34.6
	876.8	753.7
Non-current assets
Property, plant and equipment	3,780.3	3,496.5
Exploration and evaluation assets	44.7	14.4
Restricted cash	64.2	90.5
Inventories	102.6	106.5
Other assets	123.3	76.3
	4,115.1	3,784.2
	$4,991.9	$4,537.9
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$244.2	$317.6
Income taxes payable	46.9	5.8
Other current liabilities	60.2	35.0
Current portion of lease liabilities	26.1	21.1
Current portion of long-term debt	1.4	5.0
Current portion of deferred revenue	271.3	240.7
Liabilities held for sale	5.4	5.6
	655.5	630.8
Non-current liabilities
Deferred income tax liabilities	0.7	0.7
Provisions	347.6	360.1
Lease liabilities	106.9	100.2
Long-term debt	813.4	825.8
Côté Gold repurchase option	372.6	345.3
Deferred revenue	-	10.9
	1,641.2	1,643.0
	2,296.7	2,273.8
Equity
Attributable to equity holders
Common shares	3,063.9	2,732.1
Contributed surplus	56.7	59.2
Accumulated deficit	(420.9)	(538.3)
Accumulated other comprehensive income (loss)	(55.2)	(47.0)
	2,644.5	2,206.0
Non-controlling interests	50.7	58.1
	2,695.2	2,264.1
Contingencies and commitments
Subsequent events
	$4,991.9	$4,537.9

Refer to Q2 2024 Financial Statements for accompanying notes.

Page | 41 of 45

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars, except per share amounts)	2024	2023	2024	2023
Continuing Operations:
Revenues	$385.3	$238.8	$724.2	$465.0
Cost of sales	(234.6)	(212.2)	(467.8)	(395.3)
Gross profit (loss)	150.7	26.6	256.4	69.7
General and administrative expenses	(12.8)	(13.3)	(22.8)	(26.5)
Exploration expenses	(5.4)	(8.8)	(11.6)	(16.5)
Other expenses	(4.6)	(3.1)	(6.6)	(7.9)
Earnings (loss) from operations	127.9	1.4	215.4	18.8
Finance costs	(5.9)	(6.8)	(9.2)	(11.5)
Foreign exchange gain (loss)	(3.5)	(4.6)	(2.6)	(4.6)
Gain on sale of Bambouk Assets	-	109.1	-	109.1
Interest income, derivatives and other investment gains (losses)	10.9	13.0	14.5	19.6
Earnings (loss) before income taxes	129.4	112.1	218.1	131.4
Income tax expense	(36.9)	(16.9)	(63.9)	(25.5)
Net earnings (loss) from continuing operations	92.5	95.2	154.2	105.9
Net earnings (loss) from discontinued operations, net of income taxes	-	-	-	6.3
Net earnings (loss)	$92.5	$95.2	$154.2	$112.2
Net earnings (loss) from continuing operations attributable to:
Equity holders	$84.5	$92.6	$139.3	$98.9
Non-controlling interests	8.0	2.6	14.9	7.0
Net earnings (loss) from continuing operations	$92.5	$95.2	$154.2	$105.9
Net earnings (loss) attributable to:
Equity holders	$84.5	$92.6	$139.3	$104.5
Non-controlling interests	8.0	2.6	14.9	7.7
Net earnings (loss)	$92.5	$95.2	$154.2	$112.2

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	525.4	481.0	508.3	480.0
Diluted	530.7	484.2	512.9	483.8

Earnings (loss) per share from continuing operations ($ per share)
Basic	$0.16	$0.19	$0.27	$0.21
Diluted	$0.16	$0.19	$0.27	$0.21

Earnings (loss) per share from discontinued operations ($ per share)
Basic	$-	$-	$-	$0.01
Diluted	$-	$-	$-	$0.01

Basic earnings (loss) per share	$0.16	$0.19	$0.27	$0.22
Diluted earnings (loss) per share	$0.16	$0.19	$0.27	$0.22

Refer to Q2 2024 Financial Statements for accompanying notes.

Page | 42 of 45

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars)	2024	2023	2024	2023
Operating activities
Net earnings (loss) from continuing operations	$92.5	$95.2	$154.2	$105.9
Adjustments for:
Depreciation expense	54.5	47.3	116.6	91.7
Gain on sale of Bambouk Assets	-	(109.1)	-	(109.1)
Deferred revenue recognized	(53.5)	-	(106.9)	-
Income tax expense	36.9	16.9	63.9	25.5
Derivative (gain) loss	(6.4)	(5.8)	(14.4)	(7.5)
Other non-cash items	7.6	6.7	18.1	8.6
Adjustments for cash items:
Proceeds from gold prepayment	59.4	-	119.3	-
Settlement of derivatives	(2.5)	3.2	(2.2)	6.2
Disbursements related to asset retirement obligations	(0.6)	(0.6)	(1.2)	(0.8)
Movements in non-cash working capital items and non-current ore stockpiles	(9.1)	1.4	(74.8)	(40.9)
Cash from (used in) operating activities, before income taxes paid	178.8	55.2	272.6	79.6
Income taxes paid	(18.7)	(32.0)	(35.4)	(43.0)
Net cash from (used in) operating activities related to continuing operations	160.1	23.2	237.2	36.6
Net cash from (used in) operating activities related to discontinued operations	-	-	-	15.4
Net cash from (used in) operating activities	160.1	23.2	237.2	52.0
Investing activities
Capital expenditures for property, plant and equipment	(174.1)	(210.6)	(327.0)	(425.7)
Capitalized borrowing costs	(37.7)	(17.6)	(53.6)	(24.5)
Proceeds from sale of Rosebel	-	2.8	-	389.2
Proceeds from sale of Bambouk Assets	-	165.6	-	165.6
Other investing activities	6.0	5.9	10.4	10.3
Net cash from (used in) investing activities related to continuing operations	(205.8)	(53.9)	(370.2)	114.9
Net cash from (used in) investing activities related to discontinued operations	-	-	-	(8.2)
Net cash from (used in) investing activities	(205.8)	(53.9)	(370.2)	106.7
Financing activities
Net proceeds from issuance of shares	287.5	-	287.5	-
Proceeds from credit facility	60.0	-	60.0	-
Repayment of credit facility	(60.0)	(200.0)	(60.0)	(455.0)
Proceeds from second lien term loan	-	379.0	-	379.0
Net funding from Sumitomo Metal Mining Co. Ltd.	17.3	79.0	32.8	275.1
Other financing activities	(37.3)	(11.8)	(38.6)	(17.3)
Net cash from (used in) financing activities related to continuing operations	267.5	246.2	281.7	181.8
Net cash from (used in) financing activities related to discontinued operations	-	-	-	(2.0)
Net cash from (used in) financing activities	267.5	246.2	281.7	179.8
Effects of exchange rate fluctuation on cash and cash equivalents	(1.9)	0.1	(4.7)	2.2
Increase (decrease) in cash and cash equivalents - all operations	219.9	215.6	144.0	340.7
Decrease (increase) in cash and cash equivalents - held for sale	0.3	-	0.3	(0.8)
Increase (decrease) in cash and cash equivalents - continuing operations	220.2	215.6	144.3	339.9
Cash and cash equivalents, beginning of the period	291.2	532.1	367.1	407.8
Cash and cash equivalents, end of the period	$511.4	$747.7	$511.4	$747.7

Page | 43 of 45

Refer to Q2 2024 Financial Statement for accompanying notes.

QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a "qualified person" as defined by NI 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this MD&A, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", or "project" or the negative of these words or other variations on these words or comparable terminology.

For example, forward-looking statements in this MD&A include, without limitation, those under the headings "About IAMGOLD", "Highlights", "Outlook", "Environmental, Social and Governance",  "Quarterly Updates", "Financial Condition" and "Quarterly Financial Review" and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction and commissioning of the Côté Gold Mine; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Mine; expected production of the Côté Gold Mine, expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the announced intention to repurchase the Transferred Interests in the Côté Gold Mine, the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk Assets; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to successfully complete the commissioning of Côté Gold and commence commercial production from the mine; the ability of the Company to complete the repurchase of the Transferred Interests in the Côté Gold Mine; the ability of the Company to complete the sales of the remaining Bambouk Assets; the Company's business strategies and its ability to execute thereon; the ability of the Company to complete pending transactions; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (included, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Page | 44 of 45

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedarplus.ca or at www.sec.gov

Page | 45 of 45